UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 15, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2011 PREPARED IN ACCORDANCE WITH IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS)



Report

for the quarter and year ended 31 December 2011

Group results for the year….

- Record adjusted headline earnings of $1.3bn, up 65% from 2010.
- Net profit attributable to ordinary shareholders rose 20-fold to $1.55bn
- Cash flow from operating activities increased by 59% to $2.66bn.
- Total dividend of 380 South African (approximately 49 US) cents, 162% (141%) increase from 2010.
- Production of 4.33Moz at a total cash cost of $728/oz.
- Net debt more than halved to $610m, from $1.29bn end of 2010 on the back of strong free cash flows.
- Reserves grow 6%, or 4.4Moz, to 75.6Moz (net of depletion).
- Resources grow 5%, or 10.9Moz, to 230.9Moz (net of depletion).

For the fourth quarter...

- Adjusted headline earnings of $295m, or 76 US cents a share.
- Net profit attributable to equity shareholders $385m, from $56m a year earlier.
- Cash inflow from operations at $644m.
- Net debt decreases further to $610m, despite higher fourth-quarter capital expenditure and tax payments.
- Fourth-quarter dividend of 200 South African (approximately 26 US) cents declared.
- Production of 1.114Moz at a total cash cost of $762/oz, both within guidance.
- La Colosa exploration success adds additional 3.8Moz resource; total now 16.3Moz.

		Quarter			Year		Quarter			Year	
		ended Dec 2011	ended Sep 2011	ended Dec 2010	ended Dec 2011	ended Dec 2010	ended Dec 2011	ended Sep 2011	ended Dec 2010	ended Dec 2011	ended Dec 2010
		SA rand / Metric					US dollar / Imperial				
Operating review											
Gold											
Produced	- kg / oz (000)	**34,650**	33,970	35,703	134,699	140,418	**1,114**	1,092	1,148	4,331	4,515
Price received [1]	- R/kg / $/oz	**437,885**	394,799	99,671	369,054	135,862	**1,684**	1,713	452	1,576	561
Price received excluding hedge buy-back costs [1]	- R/kg / $/oz	**437,885**	394,799	303,454	369,054	271,018	**1,684**	1,713	1,372	1,576	1,159
Total cash costs	- R/kg / $/oz	**198,267**	168,935	148,474	170,129	149,577	**762**	737	672	728	638
Total production costs	- R/kg / $/oz	**277,397**	211,460	201,465	222,811	190,889	**1,065**	922	912	950	816
Financial review											
Adjusted gross profit (loss) [2]	- Rm / $m	**5,502**	5,870	(3,718)	19,104	(8,027)	**682**	816	(540)	2,624	(1,191)
Adjusted gross profit excluding hedge buy-back costs [2]	- Rm / $m	**5,502**	5,870	3,598	19,104	10,927	**682**	816	522	2,624	1,507
Profit attributable to equity shareholders	- Rm / $m	**3,124**	3,304	404	11,282	637	**385**	456	56	1,552	76
	- cents/share	**809**	855	105	2,923	171	**100**	118	15	402	20
Adjusted headline earnings (loss) [3]	- Rm / $m	**2,375**	3,310	(5,263)	9,418	(12,210)	**295**	457	(764)	1,297	(1,758)
	- cents/share	**615**	857	(1,368)	2,440	(3,283)	**76**	118	(199)	336	(473)
Adjusted headline earnings excluding hedge buy-back costs [3]	- Rm / $m	**2,375**	3,310	2,026	9,418	5,652	**295**	457	294	1,297	787
	- cents/share	**615**	857	527	2,440	1,520	**76**	118	76	336	212
Cash flow from operating activities excluding hedge buy-back costs	- Rm / $m	**5,185**	6,497	5,076	19,587	12,603	**644**	863	679	2,655	1,669
Capital expenditure	- Rm / $m	**4,251**	2,925	2,572	11,259	7,413	**525**	408	365	1,527	1,015

Notes: *1. Refer to note C "Non-GAAP disclosure" for the definition.*
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note A "Non-GAAP disclosure" for the definition.

$ represents US dollar, unless otherwise stated.

Rounding of figures may result in computational discrepancies.

ANGLOGOLD ASHANTI

Quarter 4 2011

Operations **at a glance**

for the quarter ended 31 December 2011

	Production		Total cash costs		Adjusted gross profit (loss) [1]	
	oz (000)	% Variance [2]	$/oz	% Variance [2]	$m	$m Variance [2]
SOUTH AFRICA	**398**	1	**696**	(8)	**320**	30
Great Noligwa	**20**	(20)	**1,280**	2	**3**	(3)
Kopanang	**66**	(15)	**766**	9	**47**	(14)
Moab Khotsong	**52**	(27)	**825**	15	**26**	(19)
Mponeng	**138**	18	**518**	(12)	**145**	32
Savuka	**13**	-	**810**	(13)	**10**	(1)
TauTona	**72**	24	**692**	(24)	**54**	26
Surface Operations	**37**	16	**714**	(19)	**35**	9
CONTINENTAL AFRICA	**419**	2	**799**	8	**207**	(118)
Ghana						
Iduapriem	**50**	4	**968**	12	**20**	(12)
Obuasi	**81**	4	**896**	8	**(19)**	(66)
Guinea						
Siguiri - Attributable 85%	**62**	11	**1,047**	10	**25**	(17)
Mali						
Morila - Attributable 40% [3]	**28**	17	**771**	(6)	**23**	2
Sadiola - Attributable 41% [3]	**28**	(10)	**1,015**	28	**18**	(9)
Yatela - Attributable 40% [3]	**7**	(13)	**1,915**	24	**(3)**	(4)
Namibia						
Navachab	**19**	19	**930**	(16)	**9**	2
Tanzania						
Geita	**144**	(3)	**486**	3	**128**	(14)
Non-controlling interests, exploration and other					**6**	-
AUSTRALASIA	**63**	26	**1,478**	(6)	**(9)**	(9)
Australia						
Sunrise Dam	**63**	26	**1,388**	(11)	**(2)**	(3)
Exploration and other					**(6)**	(6)
AMERICAS	**234**	(2)	**612**	17	**186**	(66)
Argentina						
Cerro Vanguardia - Attributable 92.50%	**51**	(2)	**577**	95	**30**	(34)
Brazil						
AngloGold Ashanti Mineração	**91**	(10)	**597**	8	**68**	(30)
Serra Grande - Attributable 50%	**21**	40	**626**	(32)	**14**	5
United States of America						
Cripple Creek & Victor	**71**	3	**643**	15	**61**	(8)
Non-controlling interests, exploration and other					**15**	2
OTHER					**16**	20
Sub-total	**1,114**	2	**762**	3	**720**	(144)
Equity accounted investments included above					**(38)**	10
AngloGold Ashanti					**682**	(134)

[1] Refer to note B "Non-GAAP disclosure" for the definition.

[2] Variance December 2011 quarter on September 2011 quarter - increase (decrease).

[3] Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

OVERVIEW FOR THE YEAR AND QUARTER

FINANCIAL AND CORPORATE REVIEW

ANNUAL REVIEW

Full-year adjusted headline earnings[1] increased 65% to a record $1.3bn, or 336 US cents per share, from $787m, or 212 US cents per share in 2010. Net profit attributable to ordinary shareholders rose approximately twentyfold to $1.55bn for the full-year, compared with $76m in 2010. Cash flow generated from operating activities[1] rose to $2.66bn from $1.67bn the previous year. Free cash flow, after all capital expenditure, finance costs and tax, before dividends, was $833m.

The strong performance in earnings and cash flow was aided by the continued implementation of the Project ONE business improvement initiative across all operating sites, as well as the removal of the hedge book which gave AngloGold Ashanti full exposure to the higher gold price.

Total capital expenditure for 2011, the first year of intensive investment in AngloGold Ashanti's medium-term growth plan, was $1.53bn compared with guidance of $1.6bn. Improved cash flow helped more than halve net debt to $610m at the end of the year, from $1.288bn at the end of 2010.

Production in 2011 declined 4% to 4.33Moz, in line with the revised annual guidance issued by the company in November. Total cash costs rose 14% from 2010 to $728/oz, better than the revised guidance of $735/oz to $745/oz.

Reserves[2] improved by 6% or 4.4Moz to end the year at 75.6Moz, after accounting for depletion. Resources[3] increased by 5% to 230.9Moz after depletion. These reserves will fill the pipeline for growth to between 5.4Moz and 5.6Moz, from a combination of greenfields and brownfields projects in the Americas, Australasia and Continental Africa.

"With record adjusted headline earnings of $1.3bn and stronger cash flow than we've ever seen, we've laid a strong foundation on which to grow the business," Chief Executive Officer Mark Cutifani said. "Our focus now is on pushing our projects through the pipeline and ensuring continued strong returns for our shareholders."

FOURTH-QUARTER REVIEW

Strong performances from key assets within the Continental Africa portfolio, good cost containment in South Africa, along with full exposure to a spot gold price and weaker producer currencies, drove robust fourth-quarter earnings and cash-flow generation. As indicated in the third-quarter results presentation in November, fourth-quarter Adjusted Headline Earnings (AHE)[1] was adversely impacted by year-end accounting adjustments such as environmental rehabilitation, direct and indirect taxes and inventory provisions.

AHE[1] were $295m, or 76 US cents a share in the three months to 31 December 2011. This earnings figure includes the $105m after tax adverse impact of the group environmental provisions. Fourth quarter's AHE[1] were also adversely impacted by a lower gold price, higher cash costs and relatively higher levels of unsold gold at the quarter-end. AHE[1] in the fourth quarter of 2010 was $294m, or 76 US cents a share, while AHE[1] for the third quarter of 2011 was $457m, or 118 US cents per share, which was boosted by a $70m once-off deferred tax credit.

Fourth quarter net earnings attributable to ordinary shareholders were $385m, a sevenfold increase from the fourth quarter of 2010. This includes the benefit of the impairment reversal at Geita ($95m after tax). Impairments are included in net profit but are excluded from headline earnings.

Cash flow generated from operating activities rose to $644m during the fourth quarter compared with an outflow of $382m a year earlier, when the final tranche of the hedge book was eliminated. Free cash flow, after all capital expenditure, finance costs and tax, before dividends, was $97m. These robust inflows helped further strengthen the group's balance sheet. Net debt (excluding the mandatory convertible bond) was further reduced by $10m, to $610m, despite a 29% increase in capital spending from the previous quarter to $525m and higher tax payments.

DIVIDEND

The board of directors is pleased to announce a dividend of 200 South African cents for the fourth quarter. This takes the annual dividends declared to 380 South African cents, 162% more than the 145 South African cents declared in 2010.

The company will continue to seek quarterly dividends in line with improved operating and financial performance, provided there is no threat to its investment-grade-credit rating and there is adequate allowance for funding its growth projects.

---

[1] Normalised for hedge takeout
[2] Calculated at a gold price of US$1,100/oz
[3] Calculated at a gold price of US$1,600/oz

OPERATING RESULTS

Production for the three months to 31 December 2011 was 1.114Moz at a total cash cost of $762/oz. This compares with guidance of 1.11Moz at $790/oz and the previous quarter's production of 1.092Moz at $737/oz. The fourth quarter's result was bolstered by another solid performance from Geita in Tanzania, where the turnaround of the past 18 months continued and Obuasi, in Ghana, where the taskforce appointed in 2010, continued to make progress in improving the operation's performance. There were also strong performances at Mponeng, TauTona, Sunrise Dam and Serra Grande.

SAFETY

Tragically, three fatalities were recorded at the Kopanang mine during the quarter, while two contractors passed away following accidents at Obuasi in Ghana and another at the Gramalote project in Colombia. This result undermines much of the progress made earlier in the year and has led the global safety team to develop new major incident risk protocols which set out operating requirements designed to minimise the likelihood of fatalities and high-severity incidents. These protocols will be rolled out in the second quarter of 2012 as part of a crucial effort to further improve the group's safety performance. This initiative will build on the significant improvements made in recent years, with the all accident frequency rate (AIFR) – the broadest measure of safety performance – ending 2011 at a company record of 9.76 per million hours worked, 15% better than the 2010 level. This is the first time the rate has dropped below 10. The Continental Africa region was the star performer in the group in 2011, with an AIFR of 3.03 per million hours worked, a 42% improvement on the previous year.

OPERATING REVIEW

The **South African** operations produced 398,000oz at a total cash cost of $696/oz in the three months through 31 December 2011 compared with 394,000oz at a total cash cost of $757/oz the previous quarter. The marginal production increase over the previous quarter, which was affected by an industry-wide strike, was achieved despite extensive disruption from Section 54 safety stoppages which impacted the **Vaal River operations** in particular. The improvement in costs resulted from the higher production, normalisation of power tariffs following the higher-cost winter period, a higher by-product contribution and the weaker rand versus the dollar. At the **West Wits Operations**, Mponeng's production increased by 18% to 138,000oz on a normalised operating schedule, while total cash costs improved by 12% to $518/oz. At neighbouring TauTona, output rose 24% to 72,000oz and total cash costs declined by 24% to $692/oz. The previous quarter's performance had been impacted by the strike, as well increased seismicity. At the **Vaal River Operations**, operational difficulties in high-grade areas at Great Noligwa contributed to a 20% drop in production to 20,000oz, compared with the third quarter. The increase in total cash costs, however, was contained at 2%, rising to $1,280/oz. Moab Khotsong's costs rose 15% from the previous quarter to $825/oz following a 27% drop in gold production to 52,000oz given the increased number of safety stoppages imposed by the state mine inspector and also the increased complexity of the geology at the mine. Kopanang, which also suffered the safety-related stoppages, experienced a 15% decline in production. Total cash cost increase was contained at 9% to $766/oz, assisted by a favourable by-product contribution. The Surface Operations achieved a 16% increase in production to 37,000oz following fewer interruptions and higher grades. Unit cash costs improved by 19% to $714/oz, despite increased maintenance to operational infrastructure during the quarter. Uranium production was marginally down from the previous quarter to 316,000lbs.

The **Continental Africa** operations produced 419,000oz at a total cash cost of $799/oz in the fourth quarter of 2011, compared with 411,000z at a total cash cost of $739/oz the previous quarter. Geita delivered another strong quarter, though production was 3% lower at 144,000oz following repairs to the SAG Mill gearbox. This was, however, partially offset by a 12% increase in recovered grade. Total cash costs increased by 3% to $486/oz. At Obuasi, in Ghana, production was 4% higher at 81,000oz due to availability of higher-grade ore blocks and increased equipment availability underground. Total cash costs were 8% higher at $896/oz because of higher labour costs at the Ghana operations, year-end obsolete consumable stock write-offs and increased use of engineering spares consumption in line with the preventative maintenance cycle. At Iduapriem, production increased by 4% to 50,000oz as a result of access to higher grade ore, which was in turn partly offset by a lower tonnage throughput following reduced plant availability. Total cash costs increased by 12% to $968/oz mainly due to the increased payroll costs and stock write-offs. At Siguiri, in Guinea, production was 11% higher at 62,000oz as tonnage throughput increased following efficiencies flowing from Project ONE and improved weather conditions. Total cash costs rose 10% to $1,047/oz after wage settlements during the period and adjustments to year-end stocks. At Morila, in Mali, higher recovered grades from stockpiles led to a 17% increase in production and a 6% improvement in costs. At Sadiola, lower grades caused a 10% decline in production to 28,000oz while total cash costs increased by 28% to $1,015/oz following the lower output and increased contractor rates. Higher grades and throughout, following improved plant availability on the back of Project ONE's implementation, helped a 19% rise in production at Navachab, in Namibia, to 19,000oz. Total cash costs improved 16% to $930/oz.

The **Americas** operations produced 234,000oz at a total cash cost of $612oz in the fourth quarter of 2011, compared with 238,000oz at a total cash cost of $524/oz the previous quarter. At AngloGold Ashanti Brasil Mineração, production declined by 10% to 91,000oz from the previous quarter at 101,000oz after a slight delay in commissioning of the pressure oxidation circuit, though this was partly offset by better-than-anticipated production from the Lamego unit.

Total cash costs rose 8% to $597/oz given general inflationary pressure, higher maintenance costs, and lower by-product credit. At Serra Grande, attributable production was 40% higher at 21,000oz given higher grades. Total cash costs decreased 32% to $626/oz following the higher output and a weaker Brazilian real against the dollar. Cerro Vanguardia´s gold production was marginally lower at 51,000oz due mainly to lower feed grade, though this was partially offset by higher treated tonnes. The increased feed and an improvement in recovered grade resulted in an 84% increase in silver production to 874,400oz. The impact on total cash costs, however, was muted given shipment schedules that straddled the quarter end. Total cash cost rose 95% to $577/oz given the resultant drop in contribution from silver by-product credits, as well as higher costs for catering and transportations contractors, consumption of spare parts and building maintenance. At Cripple Creek & Victor, gold production rose 3% from the previous quarter to 71,000oz as ore continued to be placed on newer sections of the heap leach pad, closer to liner. Total cash cost increased by 15% to $643/oz mainly due to lower grades mined and placed on the pad.

In **Australasia,** production from Sunrise Dam recovered to 63,000oz at a total cash cost of $1,388/oz, compared with 50,000oz at $1,568/oz the previous quarter. Whilst the pit-wall failure from the first quarter continued to impact operations, open-pit mining recommenced with the completion of the ramp into the open-pit operating area. A total of 347m of underground capital development and 1,926m of operational development were completed during the quarter.

PROJECTS

AngloGold Ashanti incurred capital expenditure of $525m (including joint ventures) during the quarter, of which $179m was spent on growth projects. Of the growth-related capital, $71m was spent in the Americas, $32m was spent in Continental Africa, $27m in Australasia and $49m in South Africa.

Phase 2 of Moab Khotsong's **Zaaiplaats** project, with a capital cost of $395m (real) was approved by the board as was the Below 120 CLR project at Mponeng, at a capital cost of $416m (real). These are low-risk, high return projects that extend the life of these two cornerstone mines in South Africa.

Significant progress continued at the **Kibali** joint venture in the Democratic Republic of Congo, a 19Moz mineral resource which will become the country's largest gold mine. AngloGold Ashanti and Randgold Resources each own a 45% stake in Kibali while Sokimo, the state-owned gold company, owns the remainder. AngloGold Ashanti's board is expected to receive the final feasibility document for approval in the coming months, though in the meantime funding will continue for critical path items and work in order to maintain the project timeline.

The first phase of Kibali's development will cover relocation of local communities, construction of the metallurgical facility, one hydropower station and back-up thermal power facility, the tailings storage facility, open pit mining and all shared infrastructure, with initial production targeted from around the end of 2013. The second phase of the capital programme, which will run concurrently with Phase 1, is focused primarily on underground development and includes a twin decline and vertical shaft system as well as three hydropower stations. This is expected to bring the underground into first production by the end of 2014, with steady state production targeted for the end of 2015.

During the fourth quarter, the project progressed in line with the project development schedule. The Relocation Action Plan at the site continued with 250 families from the Chauffeur village, the first of 14 villages identified in the project plan, being resettled. At the end of December 2011, 499 houses had been built and construction of the Catholic Church complex commenced. The detailed design of the metallurgical process facility, all shared service facilities, the tailings storage facility and general mine infrastructure were finalised in the quarter. Detailed mine design continued and open-pit mining tenders were in adjudication. All major long-lead items, including the winder, mills, turbines and open-pit mining equipment were secured. Grade control drilling in the open-pit commenced and opening of the pit was scheduled for the end of the first quarter, 2012. Earth moving and civil engineering contract packages were put out to tender and a shortlist of contractors identified.

The optimised feasibility study for the **Mongbwalu** project, in which AngloGold Ashanti holds an 86.22% interest, is complete and will be presented to the joint venture board for approval next month. In the meantime, funding for critical-path items has continued to maintain the schedule for first production in 2014.   Progress continued at a good pace during the quarter, with upgrading of staff accommodation and construction of the Bunia-Mongbwalu road. The project, AngloGold Ashanti's beachhead in the highly prospective Kilo goldbelt of the north eastern DRC, comprises 18 exploitation tenements and spans roughly 5,500km2. Active green- and brownfield exploration continues in the area.

Córrego do Sítio, in Brazil, the most advanced of AngloGold Ashanti's projects currently in development, continued its mine ramp-up phase according to an updated plan. Portal II, the second entrance to the underground mine, was connected to surface in December, while haulage from this ramp commenced in January. The autoclave circuit was also commissioned in January. The business process framework component of Project ONE was launched at the metallurgical plant in November and reached "stabilisation" phase during December in the heavy mechanized equipment maintenance division and mine operational areas. By year-end, the plant had treated 70,000t.

The **Tropicana Gold Project** in Australia (AngloGold Ashanti 70% and manager, Independence Group NL 30%) remained on schedule to commence gold production in the December 2013 quarter. The 220km access road neared completion and earthworks for the plant site, internal access roads and the airstrip continued. Fabrication of the permanent village buildings commenced and the village installation contract was awarded. All key procurement packages have been issued. The concrete contract was awarded and tenders were called for the structural, mechanical and piping contract. Secondary statutory approvals are on track. The operating management team has been formed, with all key positions now in role. A new Mineral Resource estimate was completed for Tropicana with a 1.05Moz increase bringing the total resource to 6.41Moz (100% basis). The increase is attributable to drilling in the Havana Deeps area. The full details of the updated Mineral Resource estimate were provided in an announcement on 29 November 2011. Exploration drilling continued at Havana Deeps and in the area between Tropicana and Havana. A total of 948m RC and 10,317m diamond drilling was completed.

During the fourth quarter, an Australian dollar 600m revolving credit facility was obtained from a syndicate of banks to fund the requirements of the Tropicana project. This new facility will mature in December 2015.

EXPLORATION

Total exploration expenditure during the fourth quarter, inclusive of expenditure at equity accounted joint ventures, was $115m ($37m on brownfield, $43m on greenfield and $35m on pre-feasibility studies), compared with $96m the previous quarter ($35m on brownfield, $33m on greenfield and $28m on pre-feasibility studies). The following are highlights from the company's exploration activities during the quarter. More detail on AngloGold Ashanti's exploration programme can be found at www.anglogoldashanti.com.

At Geita, in **Tanzania**, 11,431m of drilling were completed during the quarter focusing on Mineral Resource infill drilling around the mining operations and more regional exploration to support an Ore Reserve growth strategy. Mineral Resource upgrade-drilling was carried out on the Nyankanga deposit at the Block 1, Block 2, Cut 7 and Cut 8 with reconnaissance drilling completed over Mzingama and Prospect 30. In Nyankanga Block 2, borehole NYDD0303 intersected 30.5m @10.9g/t Au from 289m with the mineralisation hosted in a well silicified banded iron formation with abundant fine grained, disseminated pyrite and dolomite contained within the main shear. This intercept and others continue to prove the down dip continuity of gold mineralisation beyond the open-pit shell and indicate significant potential for underground mining. Intensive geological and structural pit wall mapping was undertaken in Geita Hill Cut 1 during the quarter by the GGM- JCU research team. An IP survey was continued at Star & Comet covering a total distance of 19.65km. A ground magnetic survey was commenced within Kukuluma, Area 3 west and Matandani.

At Siguiri in **Guinea**, a total of 51,821m of drilling was completed. RC infill drilling focused on two main projects, with the aim of upgrading oxide Mineral Resources in Sokunu, Sokunu West and Kozan Central West. Results to date are encouraging.

The quarter saw the discovery, on a previously unexplored trend, of a potential oxide Mineral Resource situated 2km west of the processing plant. Drilling of the Silakoro prospect provided the following significant drilling results: SIAC045 7.07m @ 3.79g/t Au from 13m; SKAC1834 12.6m @ 2.08g/t Au from 63m; SKAC1887 7.70m @ 4.48g/t Au from 10m; SIAC020 13.8m @ 5.64g/t AU from 29m.

The greenfields team continued its geochemical soil sampling programme in Guinea during the quarter in Blocks 2, 3 and 4. Resource delineation and definition drilling commenced at Saraya during the quarter with 1,695m of reverse circulation drilling completed. Some of the pending assays from Saraya Main and Saraya South were received during the quarter. Highlights include SARC288: 15m at 3.23g/t Au from 56m; SARC284: 8m at 3.69g/t Au from 14m (including 4m @ 6.67g/t Au from 16m); SARC260: 7m @ 2.3g/t Au from 62m; SARCDD017: 9m @ 2.2g/t Au from 64m; SARC280: 4m @ 17.01g/t Au from 66m); SARC262 19m @ 3.02g/t Au from 80m; SARC259: 9m @ 2.06g/t Au from 114m.

AC reconnaissance drilling commenced at Koun Koun South extensions (Block 3); 108 holes for 8,020m have been completed during the quarter (phase 3). Delineation diamond drilling continued at Koun Koun during the quarter; 5 holes totalling 1,429m were completed, assay results are pending. Assay results reported this quarter from phase 2 reconnaissance drilling have returned encouraging intersections in the saprolite and oxide zones, which include: KKRC029: 20m @ 1.14g/t Au from 9m; KKRC031: 18m @ 2.23g/t Au from 29m; KKRC035: 20m @ 1.43g/t Au from 29m; KKAC116: 16m @ 2.12g/t Au from 106m and; KKAC120: 27m @ 3.21g/t Au from 87m.

In the **Democratic Republic of the Congo**, regional exploration continued on the 5,487km^2 Kilo project. Greenfield exploration activities continued on five projects Lodjo, Issuru, Dala, Alosi Camp 3 and Petsi. An IP survey was completed for Camp 3 (Kilo Central) while diamond drilling continued at Pili Pili (Pluto North- Issuru). Trenching and soil sampling continued in Kilo Central and Kilo North.

At Obuasi in **Ghana**, Below 50 Level exploration drilling achieved 930m and surface exploration continued at the Anyankyerim deposit with 3,329m drilled. Results to date are positive. A joint Obuasi-UWA-CET 3 year research project commenced during the quarter, with the primary deliverable an integrated 4D model for controls on geometry of mineralisation within the Obuasi system. The study is expected to enhance delineation of the Obuasi deeps Mineral Resource, exploration strategies in the Ashanti belt and in the Birimian.

Greenfields exploration in the Middle East & North Africa region is being undertaken by the Thani Ashanti strategic Alliance. Exploration during the fourth quarter involved diamond drilling at the Hutite and Anbat prospects, located on the Hodine licence in Egypt. Almost 6,000m of diamond drilling was completed at Hutite and Anbat during the quarter, however results were received from only three holes due to delays with sample processing.

In the **United States,** at Cripple Creek and Victor, a total of 11,085m were drilled. RC holes from the MLE-2 Programme continued to display significant ore grade gold mineralisation well below the 2011 WHEX & Grassy Valley Design Pit bottoms. For example, borehole GR-952, drilled at Grassy Valley, intersected 74.7m @ 11.0g/t Au from 38m. The results from this and other holes will help to deepen the current WHEX & Grassy Valley design pit bottoms.

At La Colosa, in **Colombia**, drilling progressed well with 12,886m drilled and thirty seven boreholes completed. Five rigs continued to operate during most of the quarter. Very significant intersections continued to be obtained on the edges of the previously defined system and are expected to add to the overall Mineral Resource. During the quarter the following significant intersections were obtained from the Northern end of the deposit, which continue to expand the northern extent of the mineralisation and provide further support to the COL138 intersection reported last quarter, COL148 202.4m @ 2.27g/t Au from 236m; COL127 243.0m @ 1.2g/t Au from 78m; COL156 101.8m @ 1.3g/t Au from 240m; COL158 190.0m @ 1.34g/t Au from 128m; COL164 104.0m @ 2.2g/t Au from 90m.

Greenfields exploration in the Americas focused on early stage exploration in Colombia, Canada, the United States, Brazil and Argentina. In **Colombia,** 249m of shallow drilling, and 886m of deep drilling were completed at the Quebradona joint venture to further define the nature and extent of shallow epithermal gold, and deeper porphyry copper-gold mineralisation, respectively. A 952 station soil survey programme was also completed. The tenement holding in Colombia by the end of the quarter stood at 15,442 km^2.

At Sunrise Dam in **Australia**, near-mine exploration continued to focus on extensional targets beneath the deposit and the Cosmo lode with some extensional drilling of the recently defined Vogue mineralisation. During the quarter 20,836m were drilled from 66 diamond drill holes from surface and underground positions. The Vogue mineralisation targets are geological complex domains that form as extensions of the Cosmo-Dolly system and show broad domains of low and high-grade gold mineralisation that extend for in excess of 400m in length and to depths greater than 900m vertical. Early indications are that a significant and broad mineralised domain exists with potential to significantly increase Mineral Resources at Sunrise Dam. Recent intercepts that include a composite of gold mineralisation and waste (up to 25m), include: 53.0m @ 2.00g/t Au; 118.2m @ 1.63g/t Au; 124.1m @ 1.54g/t Au; includes up to 25m of continuous waste to a cumulative total of 100m of waste, averaging >1g/t; 9.0m @ 8.25g/t; 7.2m @ 5.86g/t; 8.0m @ 8.8g/t; 32.7m @ 3.45g/t; 5.0m @ 6.78g/t; 34.7m @ 2.44g/t; 6.6m @ 6.33g/t; 21.0m @ 3.93g/t; 16.8m @ 3.11g/t; includes up 5m of continuous waste to a cumulative total of 25m of waste, averaging >1g/t.

At Tropicana, a new Mineral Resource estimate was completed for Tropicana with a 1.05Moz increase bringing the total Mineral Resource to 6.41Moz (100% basis). The increase is attributable to drilling in the Havana Deeps area. Exploration drilling continued at Havana Deeps and in the area between Tropicana and Havana. A total of 948m RC and 10,317m diamond drilling were completed.

Elsewhere in the Tropicana JV lease area, reconnaissance aircore drilling and RC/diamond drilling of a number of key prospects continued on the Tropicana JV tenements. At Iceberg, 35km south of the Tropicana Gold Mine, RC drilling completed during the previous quarter returned encouraging results including 2m @ 5.27g/t Au from 58m, 6m @ 1.37g/t Au from 64m and 4m @ 1.88g/t Au from 85m. Follow-up RC drilling is planned for 2012. At the Viking project (AngloGold Ashanti 100%) aircore drilling was completed at several prospects and results are pending. Auger soil sampling continued to generate targets for drill testing in 2012.

In the **Solomon Islands**, exploration activities continued at the Kele and Mase Joint Ventures, which are held by AngloGold Ashanti (51%) and XDM Resources (49%). At the Mase JV Project, reconnaissance surface sampling continued with 586 samples collected in the Mase and Pundakona regions, including 407 soil, 124 stream and 55 rock chips. A number of significant stream, soil and some rock chip samples were returned from the Pundakona work, including a best rock chip sample of 17.3g/t Au. Further work is planned on these in early 2012. At the Kele JV Project, diamond drilling continued with 603m completed in three scout holes targeting porphyry-style mineralisation at the Konga prospect.

OUTLOOK

Group's gold production for 2012 is estimated at between 4.3Moz to 4.4Moz. Total cash costs are estimated at between $780-$805/oz at an average exchange rate of R7.40/$, BRL1.70/$, A$1.01/$ and AP4.43/$ and fuel at $110/barrel. Both production and total cash costs estimates will be reviewed quarterly, in the light of safety related stoppages currently being experienced in South Africa and any other unforeseen factors.

Gold production for the first quarter of 2012 is estimated at 1.03Moz. Total cash costs are estimated at between $820/oz-$835/oz at an average exchange rate of R7.40/$, BRL1.70/$, A$1.01/$ and AP4.35/$ and fuel at $110/barrel. Both estimates could see some downside risk in the light of safety related stoppages currently being experienced in South Africa.

Review of the Gold Market

Gold price movement and investment markets

GOLD PRICE DATA

Fear of sovereign defaults once again dominated markets during the fourth quarter, although this wasn't always reflected in the gold price. Despite the growing uncertainty over Europe's ability to resolve its debt crisis, the gold price never traded close to the all-time high of $1,920/oz seen in the previous quarter. In the quarter under review gold appeared to trade as a risk asset – experiencing selling pressure in times of heightened turmoil and not trading like the safe haven asset it is generally seen as. Continued uncertainty over how Europe is likely to resolve its funding crisis caused the Euro to slip against the US dollar and the relative strength of the greenback hindered appreciation of the gold price. Despite these headwinds, the spot gold price still gained 11% over 2011 and averaged $1,572/oz for the year. This marks a 28% appreciation over the average spot price of $1,227/oz in 2010 and marks the tenth consecutive year of price appreciation – the longest bull-run in the gold price to date.

INVESTMENT DEMAND

Towards the end of the third quarter of 2011, large scale ETF liquidation saw sales of some 2.5Mozs of gold. However buying early in the fourth quarter reversed this trend and by the end of October combined holdings were back around 75Mozs, the holdings level prevailing before the sell-off. Despite the failure of the gold price to respond to the worsening crisis in Europe, ETF holdings grew over the course of the fourth quarter and this quarter was by far the most positive in terms of ETF growth in 2011, with 1.25Mozs being added. The two previous quarters showed negative growth or net redemptions. At year end, aggregate holdings for the major ETFs totalled almost 78Mozs, which represents a 7% increase of 5.2Mozs for the year. This growth is negligible in comparison to the demand surges of the previous two years. That said, combined holdings of the ETFs remain significant. When compared to official sector holdings, combined ETFs rank 6th behind the USA (267Mozs), Germany (109Mozs), IMF (91Mozs), Italy (79Mozs) and France (78Mozs). COMEX positioning through the fourth quarter was relatively stable, with no extreme movements week on week. Interestingly, the positioning at the end of 2011 had decreased by almost 10Mozs from its January starting point. Investment demand in China was flat year on year at around 60t, but since the fourth quarter 2010 was considered a very strong quarter, performance of fourth quarter 2011 should be seen as likewise – especially when one considers that there was little investment activity in October as investors were skittish following the big gold price correction in September. In India fourth quarter investment demand suffered on the back of price volatility and the negative impact of a weakening Rupee. The biggest market for bar and coin hoarding in 2011 was Europe and its appetite for physical gold investment products remained strong in the last quarter of the year. In 2011 United States coin demand was softer than in 2010 as panic over the economy eased somewhat.

OFFICIAL SECTOR

Central Bank off-take of 21t was reported in October, with Russia taking the bulk of that at 19.5t. This activity was countered somewhat by the sale of 4.7t by the Bundesbank as part of a commemorative coin minting programme. The emergence of the official sector as gold buyer has become an increasingly important factor in terms of global gold demand and GFMS estimates Official Sector demand in 2011 to be 430t – roughly 15% of world mine production for the year. With the appreciation of the gold price over recent years, the weighting of gold as a percentage of certain Eurozone banks' reserves has arguably become significant and sits at over 70% of German, Italian and French reserves.

JEWELLERY SALES

In India the fourth quarter was the second consecutive quarter experiencing a decrease from 2010 levels of jewellery demand. High price volatility coupled with Rupee weakness against the dollar hit the jewellery market harder than it did investment demand. Since fabrication charges are levied on jewellery, investment products present better value to those feeling the Rupee price squeeze. Many players believe that the currency is undervalued and are holding off on making purchases until the Rupee strengthens. As a result inventories remain low. In China, the market for pure gold jewellery continued to grow in the fourth quarter, albeit at a modest rate of 2%. Consumer fears around inflation helped spur gold demand in both pure gold jewellery and investment products. Shares in some of China's major jewellery retailers showed very strong growth in 2011, due in large part to the rising gold price and the value of pure gold jewellery as an investment vehicle. In the United States the first three quarters of 2011 delivered gold jewellery growth of 3% over the same period of 2010 and most retailers reported reasonably good holiday sales in the fourth quarter. In line with the trend experienced since 2010, high-end players continue to see the strongest growth in revenues, but the lower- and mid-end are starting to perform better thanks to easing credit terms and the efficient management of low inventories.

Mineral Resource and Ore Reserve

Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resource and Ore Reserve (JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resource and Mineral Reserve (The SAMREC Code, 2007 edition). Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated.

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on an active, well-defined brownfields exploration programme, innovation in both geological modelling and mine planning and continual optimisation of its asset portfolio.

Mineral Resource

The total Mineral Resource increased from 220.0Moz in December 2010 to 230.9Moz in December 2011. A gross annual increase of 16.8Moz occurred before depletion, while the net increase after allowing for depletion is 10.9Moz. Changes in economic assumptions from December 2010 to December 2011 resulted in an 11.2Moz increase to the Mineral Resource, whilst exploration and modelling resulted in an increase of 7.9Moz. The remaining decrease of 2.2Moz resulted from various other factors.

MINERAL RESOURCE		Moz
Mineral Resource as at 31 December 2010		**220.0**
Reductions		
Great Noligwa	Mineral Resource reduced due to increased costs	(0.6)
Other	Total of non-significant changes	(1.8)
Additions		
Tropicana	Exploration success in the underground project	0.8
Gramalote	Exploration success at Trinidad	0.9
Kopanang	Grade increased as a result of exploration	1.1
Geita	Combined effect of price and estimation	1.3
Iduapriem	Increase in Mineral Resource price	1.3
Obuasi	Increase in Mineral Resource price	2.3
La Colosa	Exploration success	3.8
Other	Total of non-significant changes	1.7
Mineral Resource as at 31 December 2011		**230.9**

Rounding of numbers may result in computational discrepancies.

Mineral Resources have been estimated at a gold price of US$1,600/oz (2010: US$1,100/oz).

ORE RESERVE

The AngloGold Ashanti Ore Reserve increased from 71.2Moz in December 2010 to 75.6Moz in December 2011. A gross annual increase of 9.6Moz occurred before depletion of 5.2Moz. The increase net of depletion was therefore of 4.4Moz. Changes in economic assumptions from 2010 to 2011 resulted in an increase of 4.4Moz to the Ore Reserve, while exploration and modelling resulted in a further increase of 5.0Moz. The remaining increase of 0.2Moz resulted from various other factors.

ORE RESERVE		Moz
Ore Reserve as at 31 December 2010		**71.2**
Reductions		
Moab Khotsong	Depletion and minor model revision	(0.5)
Other	Total non-significant changes	(1.1)
Additions		
Geita	Improved Ore Reserve price	0.5
Cripple Creek & Victor	Mine life extension added to Ore Reserve	0.5
Vaal River Surface	Technical studies showed the economic extraction of gold and uranium from the tailings is economic	3.2
Other	Total non-significant changes	1.7
Ore Reserve as at 31 December 2011		**75.6**

Rounding of numbers may result in computational discrepancies.

Ore reserves have been calculated using a gold price of US$1,100/oz (2010: US$850/oz).

By-products

Several by-products are recovered as a result of the processing of gold Ore Reserves. In 2011, these include 57,299t of uranium oxide from the South African operations, 408,348t of sulphur from Brazil and 46.9Moz of silver from Argentina.

Competent persons

The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by the Competent Persons. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources or Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold Ashanti website (www.anglogoldashanti.com).

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE

as at 31 December 2011	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
South Africa	Measured	25.98	15.76	409.39	13.16
	Indicated	799.63	2.57	2,056.44	66.12
	Inferred	38.30	14.91	570.81	18.35
	Total	**863.91**	**3.52**	**3,036.65**	**97.63**
Democratic Republic of the Congo	Measured	-	-	-	-
	Indicated	62.41	3.66	228.64	7.35
	Inferred	33.16	2.90	96.07	3.09
	Total	**95.57**	**3.40**	**324.71**	**10.44**
Ghana	Measured	89.38	4.64	414.35	13.32
	Indicated	97.81	3.42	334.74	10.76
	Inferred	136.83	3.26	446.65	14.36
	Total	**324.04**	**3.69**	**1,195.74**	**38.44**
Guinea	Measured	37.19	0.62	22.96	0.74
	Indicated	116.48	0.73	85.09	2.74
	Inferred	67.18	0.79	53.17	1.71
	Total	**220.85**	**0.73**	**161.22**	**5.18**
Mali	Measured	12.65	1.31	16.57	0.53
	Indicated	62.66	1.57	98.24	3.16
	Inferred	36.58	1.04	37.96	1.22
	Total	**111.89**	**1.37**	**152.77**	**4.91**
Namibia	Measured	18.35	0.71	13.10	0.42
	Indicated	99.78	1.22	122.04	3.92
	Inferred	16.41	1.15	18.88	0.61
	Total	**134.54**	**1.14**	**154.01**	**4.95**
Tanzania	Measured	-	-	-	-
	Indicated	106.42	2.74	291.44	9.37
	Inferred	33.55	2.97	99.50	3.20
	Total	**139.96**	**2.79**	**309.94**	**12.57**
Australia	Measured	35.13	1.71	60.01	1.93
	Indicated	50.11	2.56	128.48	4.13
	Inferred	11.05	3.92	43.28	1.39
	Total	**96.29**	**2.41**	**231.77**	**7.45**
Argentina	Measured	11.98	1.61	19.30	0.62
	Indicated	26.09	3.40	88.76	2.85
	Inferred	9.14	3.17	29.01	0.93
	Total	**47.22**	**2.90**	**137.08**	**4.41**
Brazil	Measured	10.53	6.31	66.44	2.14
	Indicated	16.41	5.74	94.23	3.03
	Inferred	36.93	6.30	232.73	7.48
	Total	**63.88**	**6.16**	**393.40**	**12.65**
Colombia	Measured	15.56	0.85	13.24	0.43
	Indicated	33.97	0.79	26.98	0.87
	Inferred	564.78	0.93	527.63	16.96
	Total	**614.31**	**0.92**	**567.85**	**18.26**
United States of America	Measured	280.58	0.78	217.65	7.00
	Indicated	227.03	0.68	155.09	4.99
	Inferred	96.04	0.65	62.16	2.00
	Total	**603.65**	**0.72**	**434.90**	**13.98**
Total	Measured	537.33	2.33	1,253.01	40.29
	Indicated	1,698.79	2.18	3,710.18	119.29
	Inferred	1,079.98	2.05	2,217.85	71.31
	Total	**3,316.10**	**2.17**	**7,181.04**	**230.88**

Rounding of figures may result in computational discrepancies.

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE

as at 31 December 2011	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
South Africa	Measured	15.36	16.99	261.03	8.39
	Indicated	230.15	4.01	923.55	29.69
	Inferred	16.98	21.15	358.97	11.54
	Total	**262.49**	**5.88**	**1,543.56**	**49.63**
Democratic Republic of the Congo	Measured	-	-	-	-
	Indicated	28.97	3.04	87.97	2.83
	Inferred	33.16	2.90	96.07	3.09
	Total	**62.13**	**2.96**	**184.03**	**5.92**
Ghana	Measured	20.74	5.15	106.80	3.43
	Indicated	64.26	3.63	233.54	7.51
	Inferred	136.67	3.27	446.64	14.36
	Total	**221.66**	**3.55**	**786.98**	**25.30**
Guinea	Measured	0.83	0.54	0.45	0.01
	Indicated	41.37	0.74	30.64	0.99
	Inferred	67.18	0.79	53.17	1.71
	Total	**109.39**	**0.77**	**84.26**	**2.71**
Mali	Measured	4.73	0.86	4.09	0.13
	Indicated	31.26	1.26	39.43	1.27
	Inferred	36.58	1.04	37.96	1.22
	Total	**72.57**	**1.12**	**81.48**	**2.62**
Namibia	Measured	7.57	0.53	4.01	0.13
	Indicated	53.86	1.06	56.88	1.83
	Inferred	16.41	1.15	18.88	0.61
	Total	**77.85**	**1.02**	**79.77**	**2.56**
Tanzania	Measured	-	-	-	-
	Indicated	50.59	2.84	143.72	4.62
	Inferred	33.55	2.97	99.50	3.20
	Total	**84.14**	**2.89**	**243.22**	**7.82**
Australia	Measured	2.27	0.58	1.32	0.04
	Indicated	18.02	2.78	50.18	1.61
	Inferred	10.72	3.99	42.78	1.38
	Total	**31.02**	**3.04**	**94.28**	**3.03**
Argentina	Measured	2.80	2.08	5.81	0.19
	Indicated	22.22	2.13	47.28	1.52
	Inferred	9.14	3.17	29.01	0.93
	Total	**34.16**	**2.40**	**82.11**	**2.64**
Brazil	Measured	2.86	7.39	21.13	0.68
	Indicated	7.02	6.53	45.82	1.47
	Inferred	35.80	6.37	228.05	7.33
	Total	**45.67**	**6.46**	**295.00**	**9.48**
Colombia	Measured	15.56	0.85	13.24	0.43
	Indicated	33.97	0.79	26.98	0.87
	Inferred	564.78	0.93	527.63	16.96
	Total	**614.31**	**0.92**	**567.85**	**18.26**
United States of America	Measured	119.80	0.71	85.17	2.74
	Indicated	140.43	0.66	93.03	2.99
	Inferred	82.15	0.66	54.08	1.74
	Total	**342.39**	**0.68**	**232.28**	**7.47**
Total	Measured	192.52	2.61	503.06	16.17
	Indicated	722.13	2.46	1,779.02	57.20
	Inferred	1,043.12	1.91	1,992.74	64.07
	Total	**1,957.76**	**2.18**	**4,274.82**	**137.44**

Rounding of figures may result in computational discrepancies.

ORE RESERVE BY COUNTRY (ATTRIBUTABLE)

as at 31 December 2011	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
South Africa	Proved	11.89	8.85	105.17	3.38
	Probable	573.65	1.57	903.41	29.05
	Total	**585.54**	**1.72**	**1,008.58**	**32.43**
Democratic Republic of the Congo	Proved	-	-	-	-
	Probable	33.44	4.21	140.69	4.52
	Total	**33.44**	**4.21**	**140.69**	**4.52**
Ghana	Proved	42.73	3.08	131.77	4.24
	Probable	53.94	4.43	239.06	7.69
	Total	**96.67**	**3.84**	**370.83**	**11.92**
Guinea	Proved	35.72	0.61	21.90	0.70
	Probable	72.18	0.69	42.97	1.61
	Total	**107.90**	**0.67**	**71.87**	**2.31**
Mali	Proved	5.20	1.91	9.93	0.32
	Probable	43.13	1.56	67.20	2.16
	Total	**48.33**	**1.60**	**77.13**	**2.48**
Namibia	Proved	6.31	1.09	6.88	0.22
	Probable	44.18	1.29	56.88	1.83
	Total	**50.49**	**1.26**	**63.76**	**2.05**
Tanzania	Proved	-	-	-	-
	Probable	55.81	2.64	147.11	4.73
	Total	**55.81**	**2.64**	**147.11**	**4.73**
Australia	Proved	32.86	1.79	58.69	1.89
	Probable	23.98	2.55	73.95	2.38
	Total	**61.84**	**2.14**	**132.64**	**4.26**
Argentina	Proved	10.56	1.35	14.30	0.46
	Probable	12.85	4.25	54.64	1.76
	Total	**23.41**	**2.95**	**68.94**	**2.22**
Brazil	Proved	7.01	5.51	38.65	1.24
	Probable	7.84	4.68	36.65	1.18
	Total	**14.85**	**5.07**	**75.30**	**2.42**
United States of America	Proved	160.78	0.82	132.48	4.26
	Probable	86.60	0.72	62.06	2.00
	Total	**247.38**	**0.79**	**194.54**	**6.25**
Total	Proved	313.07	1.66	519.78	16.71
	Probable	1,012.60	1.81	1,831.63	58.89
	Total	**1,325.67**	**1.77**	**2,351.40**	**75.60**

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended December 2011 Unaudited	Quarter ended September 2011 Reviewed	Quarter ended December 2010 Unaudited	Year ended December 2011 Reviewed	Year ended December 2010 Audited
Revenue	2	**15,034**	13,428	11,095	50,411	40,135
Gold income		**14,385**	12,850	10,614	47,849	38,833
Cost of sales	3	**(8,883)**	(6,980)	(7,016)	(28,745)	(25,833)
Loss on non-hedge derivatives and other commodity contracts	4	**(2)**	(5)	(529)	(9)	(5,136)
Gross profit		**5,500**	5,865	3,069	19,095	7,864
Corporate administration, marketing and other expenses		**(623)**	(488)	(518)	(2,025)	(1,589)
Exploration costs		**(672)**	(541)	(338)	(2,039)	(1,446)
Other operating income (expenses)	5	**38**	(84)	(27)	(187)	(149)
Special items	6	**1,191**	(97)	(208)	1,302	(894)
Operating profit		**5,434**	4,655	1,978	16,146	3,786
Interest received		**185**	75	119	388	311
Exchange (loss) gain		**(76)**	123	93	18	18
Fair value adjustment on option component of convertible bonds		**(113)**	88	(280)	563	39
Finance costs and unwinding of obligations	7	**(389)**	(345)	(357)	(1,417)	(1,203)
Fair value adjustment on mandatory convertible bonds		**84**	66	(222)	731	(382)
Share of equity accounted investments' profit		**137**	175	63	532	467
Profit before taxation		**5,262**	4,837	1,394	16,961	3,036
Taxation	8	**(1,996)**	(1,465)	(878)	(5,337)	(2,018)
Profit for the period		**3,266**	3,372	516	11,624	1,018
Allocated as follows:						
Equity shareholders		**3,124**	3,304	404	11,282	637
Non-controlling interests		**142**	68	112	342	381
		3,266	3,372	516	11,624	1,018
Basic earnings per ordinary share (cents) [1]		**809**	855	105	2,923	171
Diluted earnings per ordinary share (cents) [2]		**768**	788	105	2,533	171

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The unaudited financial statements for the quarter and year on ended 31 December 2011 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr Srinivasan Venkatakrishnan, the Group's Chief Financial Officer. The financial statements for the year ended on 31 December 2011 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their review report is available for inspection at the company's head office.

Group **income statement**

US Dollar million	Notes	Quarter ended December 2011 Unaudited	Quarter ended September 2011 Reviewed	Quarter ended December 2010 Unaudited	Year ended December 2011 Reviewed	Year ended December 2010 Audited
Revenue	2	**1,859**	1,873	1,613	6,925	5,514
Gold income		**1,779**	1,793	1,543	6,570	5,334
Cost of sales	3	**(1,097)**	(977)	(1,021)	(3,946)	(3,550)
Loss on non-hedge derivatives and other commodity contracts	4	**-**	(1)	(77)	(1)	(702)
Gross profit		**682**	815	445	2,623	1,082
Corporate administration, marketing and other expenses		**(77)**	(67)	(76)	(278)	(220)
Exploration costs		**(83)**	(76)	(49)	(279)	(198)
Other operating income (expenses)	5	**4**	(11)	(4)	(27)	(20)
Special items	6	**146**	(13)	(31)	163	(126)
Operating profit		**672**	648	285	2,202	518
Interest received		**23**	10	17	52	43
Exchange (loss) gain		**(10)**	15	14	2	3
Fair value adjustment on option component of convertible bonds		**(15)**	11	(41)	84	(1)
Finance costs and unwinding of obligations	7	**(48)**	(48)	(52)	(196)	(166)
Fair value adjustment on mandatory convertible bonds		**9**	9	(33)	104	(55)
Share of equity accounted investments' profit		**17**	24	9	73	63
Profit before taxation		**648**	669	199	2,321	405
Taxation	8	**(246)**	(204)	(127)	(723)	(276)
Profit for the period		**402**	465	72	1,598	129
Allocated as follows:						
Equity shareholders		**385**	456	56	1,552	76
Non-controlling interests		**17**	9	16	46	53
		402	465	72	1,598	129
Basic earnings per ordinary share (cents) [1]		**100**	118	15	402	20
Diluted earnings per ordinary share (cents) [2]		**95**	109	14	346	20

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

Group **statement of comprehensive income**

SA Rand million	Quarter ended December 2011 Unaudited	Quarter ended September 2011 Reviewed	Quarter ended December 2010 Unaudited	Year ended December 2011 Reviewed	Year ended December 2010 Audited
Profit for the period	**3,266**	3,372	516	11,624	1,018
Exchange differences on translation of foreign operations	**41**	3,754	(759)	4,292	(1,766)
Share of equity accounted investments' other comprehensive (expense) income	**(1)**	-	1	(6)	(1)
Net loss on cash flow hedges removed from equity and reported in gold income	**-**	-	-	-	279
Realised gain on hedges of capital items	**1**	-	1	3	3
Deferred taxation thereon	**-**	-	-	(1)	(99)
	1	-	1	2	183
Net (loss) gain on available-for-sale financial assets	**(71)**	(319)	369	(590)	511
Release on disposal and impairment of available-for-sale financial assets	**20**	126	(265)	162	(306)
Deferred taxation thereon	**24**	(82)	-	(58)	13
	(27)	(275)	104	(486)	218
Actuarial loss recognised	**(323)**	-	(175)	(323)	(175)
Deferred taxation thereon	**117**	-	47	117	47
	(206)	-	(128)	(206)	(128)
Other comprehensive (expense) income for the period net of tax	**(192)**	3,479	(781)	3,596	(1,494)
Total comprehensive income (expense) for the period net of tax	**3,074**	6,851	(265)	15,220	(476)
Allocated as follows:					
Equity shareholders	**2,932**	6,783	(377)	14,878	(857)
Non-controlling interests	**142**	68	112	342	381
	3,074	6,851	(265)	15,220	(476)

Rounding of figures may result in computational discrepancies.

Group **statement of comprehensive income**

US Dollar million	Quarter ended December 2011 Unaudited	Quarter ended September 2011 Reviewed	Quarter ended December 2010 Unaudited	Year ended December 2011 Reviewed	Year ended December 2010 Audited
Profit for the period	**402**	465	72	1,598	129
Exchange differences on translation of foreign operations	**47**	(389)	123	(365)	213
Share of equity accounted investments' other comprehensive (expense) income	**-**	-	-	(1)	-
Net loss on cash flow hedges removed from equity and reported in gold income	**-**	-	-	-	38
Realised gain on hedges of capital items	**-**	-	-	-	-
Deferred taxation thereon	**-**	-	-	-	(13)
	-	-	-	-	25
Net (loss) gain on available-for-sale financial assets	**(10)**	(42)	51	(81)	70
Release on disposal and impairment of available-for-sale financial assets	**3**	17	(36)	22	(42)
Deferred taxation thereon	**3**	(11)	-	(8)	2
	(4)	(36)	15	(67)	30
Actuarial loss recognised	**(39)**	-	(24)	(39)	(24)
Deferred taxation thereon	**14**	-	6	14	6
	(25)	-	(18)	(25)	(18)
Other comprehensive income (expense) for the period net of tax	**18**	(425)	120	(458)	250
Total comprehensive income for the period net of tax	**420**	40	192	1,140	379
Allocated as follows:					
Equity shareholders	**403**	31	176	1,094	326
Non-controlling interests	**17**	9	16	46	53
	420	40	192	1,140	379

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

SA Rand million	Note	As at December 2011 Reviewed	As at September 2011 Reviewed	As at December 2010 Audited
ASSETS				
Non-current assets				
Tangible assets		**52,462**	48,991	40,600
Intangible assets		**1,686**	1,547	1,277
Investments in associates and equity accounted joint ventures		**5,647**	5,613	4,087
Other investments		**1,497**	1,563	1,555
Inventories		**3,295**	3,304	2,268
Trade and other receivables		**611**	942	1,000
Deferred taxation		**632**	557	131
Cash restricted for use		**186**	179	214
Other non-current assets		**73**	76	59
		66,089	62,772	51,191
Current assets				
Inventories		**8,552**	7,778	5,848
Trade and other receivables		**2,823**	2,257	1,625
Derivatives		**-**	-	6
Current portion of other non-current assets		**-**	10	4
Cash restricted for use		**278**	304	69
Cash and cash equivalents		**8,944**	8,717	3,776
		20,597	19,066	11,328
Non-current assets held for sale		**172**	12	110
		20,769	19,078	11,438
TOTAL ASSETS		**86,858**	81,850	62,629
EQUITY AND LIABILITIES				
Share capital and premium	11	**46,122**	45,903	45,678
Retained earnings and other reserves		**(5,690)**	(8,243)	(19,470)
Non-controlling interests		**1,106**	1,086	815
Total equity		**41,538**	38,746	27,023
Non-current liabilities				
Borrowings		**19,750**	19,778	16,877
Environmental rehabilitation and other provisions		**6,288**	4,845	3,873
Provision for pension and post-retirement benefits		**1,565**	1,326	1,258
Trade, other payables and deferred income		**116**	133	110
Derivatives		**751**	636	1,158
Deferred taxation		**9,315**	8,519	5,910
		37,785	35,237	29,186
Current liabilities				
Current portion of borrowings		**256**	382	886
Trade, other payables and deferred income		**6,034**	5,769	4,630
Taxation		**1,245**	1,716	882
		7,535	7,867	6,398
Non-current liabilities held for sale		**-**	-	22
		7,535	7,867	6,420
Total liabilities		**45,320**	43,104	35,606
TOTAL EQUITY AND LIABILITIES		**86,858**	81,850	62,629

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Note	As at December 2011 Reviewed	As at September 2011 Reviewed	As at December 2010 Audited
ASSETS				
Non-current assets				
Tangible assets		**6,525**	6,042	6,180
Intangible assets		**210**	191	194
Investments in associates and equity accounted joint ventures		**702**	692	622
Other investments		**186**	193	237
Inventories		**410**	407	345
Trade and other receivables		**76**	116	152
Deferred taxation		**79**	69	20
Cash restricted for use		**23**	22	33
Other non-current assets		**9**	9	9
		8,220	7,741	7,792
Current assets				
Inventories		**1,064**	959	890
Trade and other receivables		**350**	279	247
Derivatives		**-**	-	1
Current portion of other non-current assets		**-**	1	1
Cash restricted for use		**35**	38	10
Cash and cash equivalents		**1,112**	1,075	575
		2,561	2,352	1,724
Non-current assets held for sale		**21**	1	16
		2,582	2,353	1,740
TOTAL ASSETS		**10,802**	10,094	9,532
EQUITY AND LIABILITIES				
Share capital and premium	11	**6,689**	6,660	6,627
Retained earnings and other reserves		**(1,660)**	(2,015)	(2,638)
Non-controlling interests		**137**	133	124
Total equity		**5,166**	4,778	4,113
Non-current liabilities				
Borrowings		**2,456**	2,439	2,569
Environmental rehabilitation and other provisions		**782**	597	589
Provision for pension and post-retirement benefits		**195**	164	191
Trade, other payables and deferred income		**14**	16	17
Derivatives		**93**	78	176
Deferred taxation		**1,158**	1,051	900
		4,698	4,345	4,442
Current liabilities				
Current portion of borrowings		**32**	47	135
Trade, other payables and deferred income		**751**	712	705
Taxation		**155**	212	134
		938	971	974
Non-current liabilities held for sale		**-**	-	3
		938	971	977
Total liabilities		**5,636**	5,316	5,419
TOTAL EQUITY AND LIABILITIES		**10,802**	10,094	9,532

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

SA Rand million	Quarter ended December 2011 Unaudited	Quarter ended September 2011 Reviewed	Quarter ended December 2010 Unaudited	Year ended December 2011 Reviewed	Year ended December 2010 Audited
Cash flows from operating activities					
Receipts from customers	**14,789**	13,336	10,955	49,375	39,717
Payments to suppliers and employees	**(8,163)**	(6,753)	(5,944)	(27,798)	(26,682)
Cash generated from operations	**6,626**	6,583	5,011	21,577	13,035
Dividends received from equity accounted investments	**270**	333	218	899	939
Taxation refund	**13**	8	-	670	-
Taxation paid	**(1,724)**	(427)	(153)	(3,559)	(1,371)
Cash utilised for hedge buy-back costs	**-**	-	(7,312)	-	(18,333)
Net cash inflow (outflow) from operating activities	**5,185**	6,497	(2,236)	19,587	(5,730)
Cash flows from investing activities					
Capital expenditure	**(3,679)**	(2,739)	(2,470)	(10,238)	(7,108)
Proceeds from disposal of tangible assets	**61**	26	12	144	500
Other investments acquired	**(99)**	(515)	(152)	(1,038)	(832)
Proceeds from disposal of investments	**96**	266	578	652	1,039
Investment in associates and equity accounted joint ventures	**(284)**	(222)	(100)	(844)	(319)
Proceeds from disposal of associate	**-**	-	-	-	4
Loans advanced to associates and equity accounted joint ventures	**(95)**	(78)	-	(189)	(22)
Proceeds from disposal of subsidiary	**-**	-	-	62	-
Cash in subsidiary disposed	**-**	-	-	(77)	-
Expenditure on intangible assets	**(80)**	(49)	-	(128)	-
Decrease (increase) in cash restricted for use	**33**	(65)	8	(124)	182
Interest received	**79**	79	59	280	232
Loans advanced	**-**	-	(8)	-	(41)
Repayment of loans advanced	**7**	16	2	27	3
Net cash outflow from investing activities	**(3,961)**	(3,281)	(2,071)	(11,473)	(6,362)
Cash flows from financing activities					
Proceeds from issue of share capital	**48**	16	31	70	5,656
Share issue expenses	**(2)**	-	(31)	(4)	(144)
Proceeds from borrowings	**20**	681	1,880	741	16,666
Repayment of borrowings	**(74)**	(792)	(2,400)	(1,967)	(12,326)
Finance costs paid	**(444)**	(105)	(398)	(1,057)	(821)
Mandatory convertible bond transaction costs	**-**	-	(30)	-	(184)
Dividends paid	**(540)**	(368)	(139)	(1,286)	(846)
Net cash (outflow) inflow from financing activities	**(992)**	(568)	(1,087)	(3,503)	8,001
Net increase (decrease) in cash and cash equivalents	**232**	2,648	(5,394)	4,611	(4,091)
Translation	**(5)**	413	(70)	484	(236)
Cash and cash equivalents at beginning of period	**8,717**	5,656	9,313	3,849	8,176
Cash and cash equivalents at end of period [(1)]	**8,944**	8,717	3,849	8,944	3,849
Cash generated from operations					
Profit before taxation	**5,262**	4,837	1,394	16,961	3,036
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**2**	5	499	9	2,946
Amortisation of tangible assets	**1,640**	1,374	1,341	5,582	5,022
Finance costs and unwinding of obligations	**389**	345	357	1,417	1,203
Environmental, rehabilitation and other expenditure	**1,159**	(38)	470	1,358	535
Special items	**(1,121)**	174	279	(808)	1,076
Amortisation of intangible assets	**5**	4	7	17	18
Deferred stripping	**(58)**	-	156	122	921
Fair value adjustment on option component of convertible bonds	**113**	(88)	280	(563)	(39)
Fair value adjustment on mandatory convertible bonds	**(84)**	(66)	222	(731)	382
Interest received	**(185)**	(75)	(119)	(388)	(311)
Share of equity accounted investments' profit	**(137)**	(175)	(63)	(532)	(467)
Other non-cash movements	**38**	(38)	133	138	250
Movements in working capital	**(397)**	324	55	(1,005)	(1,537)
	6,626	6,583	5,011	21,577	13,035
Movements in working capital					
Increase in inventories	**(813)**	(1,960)	(101)	(3,714)	(667)
Decrease (increase) in trade and other receivables	**81**	196	(200)	(311)	(781)
Increase (decrease) in trade and other payables	**335**	2,088	356	3,020	(89)
	(397)	324	55	(1,005)	(1,537)

[(1)] The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included on the statement of financial position as part of non-current assets held for sale of R73m.

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

US Dollar million	Quarter ended December 2011 Unaudited	Quarter ended September 2011 Reviewed	Quarter ended December 2010 Unaudited	Year ended December 2011 Reviewed	Year ended December 2010 Audited
Cash flows from operating activities					
Receipts from customers	**1,828**	1,875	1,589	6,796	5,448
Payments to suppliers and employees	**(1,009)**	(988)	(925)	(3,873)	(3,734)
Cash generated from operations	**819**	887	664	2,923	1,714
Dividends received from equity accounted investments	**34**	34	39	111	143
Taxation refund	**2**	1	-	98	-
Taxation paid	**(211)**	(59)	(24)	(477)	(188)
Cash utilised for hedge buy-back costs	**-**	-	(1,061)	-	(2,611)
Net cash inflow (outflow) from operating activities	**644**	863	(382)	2,655	(942)
Cash flows from investing activities					
Capital expenditure	**(455)**	(382)	(350)	(1,393)	(973)
Proceeds from disposal of tangible assets	**7**	4	2	19	69
Other investments acquired	**(12)**	(74)	(23)	(147)	(114)
Proceeds from disposal of investments	**12**	37	80	91	142
Investment in associates and equity accounted joint ventures	**(34)**	(31)	(15)	(115)	(44)
Proceeds from disposal of associate	**-**	-	-	-	1
Loans advanced to associates and equity accounted joint ventures	**(12)**	(10)	-	(25)	(3)
Proceeds from disposal of subsidiary	**-**	-	-	9	-
Cash in subsidiary disposed	**-**	-	-	(11)	-
Expenditure on intangible assets	**(10)**	(6)	-	(16)	-
Decrease (increase) in cash restricted for use	**3**	(9)	2	(19)	25
Interest received	**10**	11	8	39	32
Loans advanced	**-**	-	(1)	-	(6)
Repayment of loans advanced	**1**	2	-	4	-
Net cash outflow from investing activities	**(490)**	(458)	(297)	(1,564)	(871)
Cash flows from financing activities					
Proceeds from issue of share capital	**6**	2	4	10	798
Share issue expenses	**-**	-	(4)	(1)	(20)
Proceeds from borrowings	**3**	101	276	109	2,316
Repayment of borrowings	**(9)**	(104)	(324)	(268)	(1,642)
Finance costs paid	**(55)**	(14)	(58)	(144)	(115)
Mandatory convertible bond transaction costs	**-**	-	(4)	-	(26)
Dividends paid	**(66)**	(50)	(20)	(169)	(117)
Net cash (outflow) inflow from financing activities	**(121)**	(65)	(130)	(463)	1,194
Net increase (decrease) in cash and cash equivalents	**33**	340	(809)	628	(619)
Translation	**4**	(104)	57	(102)	105
Cash and cash equivalents at beginning of period	**1,075**	839	1,338	586	1,100
Cash and cash equivalents at end of period [1]	**1,112**	1,075	586	1,112	586
Cash generated from operations					
Profit before taxation	**648**	669	199	2,321	405
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**-**	1	72	1	408
Amortisation of tangible assets	**203**	192	195	768	690
Finance costs and unwinding of obligations	**48**	48	52	196	166
Environmental, rehabilitation and other expenditure	**142**	(6)	69	171	78
Special items	**(137)**	23	42	(93)	152
Amortisation of intangible assets	**1**	1	1	2	2
Deferred stripping	**(7)**	(1)	23	19	125
Fair value adjustment on option component of convertible bonds	**15**	(11)	41	(84)	1
Fair value adjustment on mandatory convertible bonds	**(9)**	(9)	33	(104)	55
Interest received	**(23)**	(10)	(17)	(52)	(43)
Share of equity accounted investments' profit	**(17)**	(24)	(9)	(73)	(63)
Other non-cash movements	**4**	(4)	19	21	37
Movements in working capital	**(49)**	18	(56)	(170)	(299)
	819	887	664	2,923	1,714
Movements in working capital					
Increase in inventories	**(112)**	(15)	(85)	(236)	(236)
Decrease (increase) in trade and other receivables	**8**	73	(46)	-	(142)
Increase (decrease) in trade and other payables	**55**	(40)	75	66	79
	(49)	18	(56)	(170)	(299)

[1] The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included on the statement of financial position as part of non-current assets held for sale of $11m.

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

								Equity holders of the parent		
SA Rand million	Share capital and premium	Other capital reserves	Retained earnings	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
Balance at 31 December 2009	39,834	1,194	(25,739)	(174)	414	(285)	6,314	21,558	966	22,524
Profit for the period			637					637	381	1,018
Other comprehensive (expense) income		(1)		183	218	(128)	(1,766)	(1,494)		(1,494)
Total comprehensive (expense) income	-	(1)	637	183	218	(128)	(1,766)	(857)	381	(476)
Shares issued	5,988							5,988		5,988
Share issue expenses	(144)							(144)		(144)
Share-based payment for share awards net of exercised		92						92		92
Dividends paid			(492)					(492)		(492)
Dividends of subsidiaries									(469)	(469)
Transfers to other reserves		25		(25)				-		-
Translation		(35)	157	1	(64)	4		63	(63)	-
Balance at 31 December 2010	**45,678**	**1,275**	**(25,437)**	**(15)**	**568**	**(409)**	**4,548**	**26,208**	**815**	**27,023**
Balance at 31 December 2010	45,678	1,275	(25,437)	(15)	568	(409)	4,548	26,208	815	27,023
Profit for the period			11,282					11,282	342	11,624
Other comprehensive (expense) income		(6)		2	(486)	(206)	4,292	3,596		3,596
Total comprehensive (expense) income	-	(6)	11,282	2	(486)	(206)	4,292	14,878	342	15,220
Shares issued	448							448		448
Share issue expenses	(4)							(4)		(4)
Share-based payment for share awards net of exercised		51						51		51
Dividends paid			(996)					(996)		(996)
Dividends of subsidiaries								-	(204)	(204)
Translation		55	(263)	(2)	65	(8)		(153)	153	-
Balance at 31 December 2011	**46,122**	**1,375**	**(15,414)**	**(15)**	**147**	**(623)**	**8,840**	**40,432**	**1,106**	**41,538**
US Dollar million										
Balance at 31 December 2009	5,805	161	(2,744)	(23)	56	(38)	(317)	2,900	130	3,030
Profit for the period			76					76	53	129
Other comprehensive income (expense)				25	30	(18)	213	250		250
Total comprehensive income (expense)	-	-	76	25	30	(18)	213	326	53	379
Shares issued	842							842		842
Share issue expenses	(20)							(20)		(20)
Share-based payment for share awards net of exercised		13						13		13
Dividends paid			(67)					(67)		(67)
Dividends of subsidiaries								-	(64)	(64)
Transfers to other reserves		3		(3)				-		-
Translation		17	(15)	(1)		(6)		(5)	5	-
Balance at 31 December 2010	**6,627**	**194**	**(2,750)**	**(2)**	**86**	**(62)**	**(104)**	**3,989**	**124**	**4,113**
Balance at 31 December 2010	6,627	194	(2,750)	(2)	86	(62)	(104)	3,989	124	4,113
Profit for the period			1,552					1,552	46	1,598
Other comprehensive expense		(1)			(67)	(25)	(365)	(458)		(458)
Total comprehensive (expense) income	-	(1)	1,552	-	(67)	(25)	(365)	1,094	46	1,140
Shares issued	63							63		63
Share issue expenses	(1)							(1)		(1)
Share-based payment for share awards net of exercised		9						9		9
Dividends paid			(131)					(131)		(131)
Dividends of subsidiaries								-	(27)	(27)
Translation		(31)	29		(1)	9		6	(6)	-
Balance at 31 December 2011	**6,689**	**171**	**(1,300)**	**(2)**	**18**	**(78)**	**(469)**	**5,029**	**137**	**5,166**

Rounding of figures may result in computational discrepancies.

Segmental reporting

for the quarter and year ended 31 December 2011

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker ("CODM"). Individual members of the Executive Management team are responsible for geographic regions of the business.

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010
	Unaudited	Reviewed	Unaudited	Reviewed	Audited	Unaudited	Reviewed	Unaudited	Reviewed	Audited
	SA Rand million					US Dollar million				
Gold income										
South Africa	**5,429**	4,839	4,499	18,610	16,056	**672**	675	654	2,560	2,207
Continental Africa	**5,845**	4,919	3,654	18,486	13,604	**722**	683	532	2,530	1,868
Australasia	**837**	658	988	2,797	3,391	**103**	93	143	385	466
Americas	**3,167**	3,195	2,073	10,816	8,202	**392**	448	301	1,487	1,124
	15,278	13,610	11,214	50,709	41,253	1,889	1,899	1,630	6,962	5,665
Equity accounted investments included above	(893)	(760)	(600)	(2,860)	(2,420)	(110)	(106)	(87)	(392)	(331)
	14,385	12,850	10,614	47,849	38,833	1,779	1,793	1,543	6,570	5,334

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010
	Unaudited	Reviewed	Unaudited	Reviewed	Audited	Unaudited	Reviewed	Unaudited	Reviewed	Audited
	SA Rand million					US Dollar million				
Gross profit (loss)										
South Africa	**2,586**	2,092	(345)	7,934	3,180	**320**	290	(50)	1,083	429
Continental Africa	**1,661**	2,346	4,412	6,797	4,219	**207**	325	640	938	604
Australasia	**(69)**	-	(513)	(103)	(1,452)	**(9)**	-	(75)	(13)	(206)
Americas	**1,502**	1,795	(317)	5,407	2,664	**186**	252	(46)	744	357
Corporate and other	**125**	(23)	13	202	171	**16**	(4)	2	28	23
	5,805	6,210	3,250	20,237	8,782	720	863	471	2,780	1,207
Equity accounted investments included above	(305)	(345)	(180)	(1,142)	(918)	(38)	(48)	(26)	(157)	(125)
	5,500	5,865	3,069	19,095	7,864	682	815	445	2,623	1,082

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Adjusted gross profit (loss) excluding hedge buy-back costs [1]										
South Africa	**2,586**	2,092	1,652	7,934	4,580	**320**	290	239	1,083	634
Continental Africa	**1,661**	2,347	971	6,796	3,314	**207**	325	141	938	455
Australasia	**(69)**	-	279	(103)	217	**(9)**	-	41	(13)	33
Americas	**1,504**	1,799	863	5,418	3,563	**186**	253	125	745	487
Corporate and other	**125**	(23)	13	201	171	**16**	(4)	2	28	23
	5,807	6,215	3,778	20,246	11,845	720	864	548	2,781	1,632
Equity accounted investments included above	(305)	(345)	(180)	(1,142)	(918)	(38)	(48)	(26)	(157)	(125)
	5,502	5,870	3,598	19,104	10,927	682	816	522	2,624	1,507

[1] Refer to note B "Non-GAAP disclosure" for definition.

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	kg					oz (000)				
Gold production										
South Africa	**12,365**	12,243	14,801	50,489	55,528	**398**	394	476	1,624	1,785
Continental Africa	**13,023**	12,769	11,623	48,819	46,390	**419**	411	374	1,570	1,492
Australasia	**1,968**	1,558	3,175	7,658	12,313	**63**	50	102	246	396
Americas	**7,294**	7,401	6,105	27,733	26,187	**234**	238	196	891	842
	34,650	33,970	35,703	134,699	140,418	**1,114**	1,092	1,148	4,331	4,515

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Capital expenditure										
South Africa	**1,466**	1,004	1,009	3,919	3,096	**181**	140	144	532	424
Continental Africa	**1,230**	722	685	3,101	1,708	**152**	101	97	420	234
Australasia	**326**	227	71	759	290	**40**	32	10	102	40
Americas	**1,194**	895	782	3,348	2,270	**147**	125	111	456	311
Corporate and other	**35**	74	25	132	49	**5**	10	3	17	6
	4,251	2,922	2,572	11,259	7,413	**525**	408	365	1,527	1,015
Equity accounted investments included above	**(251)**	(143)	(102)	(655)	(305)	**(31)**	(20)	(15)	(88)	(42)
	4,000	2,780	2,470	10,604	7,108	**494**	388	350	1,439	973

	As at Dec 2011	As at Sep 2011	As at Dec 2010	As at Dec 2011	As at Sep 2011	As at Dec 2010
	Reviewed	Reviewed	Audited	Reviewed	Reviewed	Audited
	SA Rand million			US Dollar million		
Total assets						
South Africa	17,272	16,489	16,226	**2,148**	2,033	2,469
Continental Africa	35,402	33,687	26,060	**4,403**	4,154	3,966
Australasia	5,922	4,717	3,644	**736**	582	555
Americas	20,106	19,287	13,855	**2,501**	2,378	2,109
Corporate and other	9,080	8,341	3,384	**1,129**	1,029	515
	87,782	82,521	63,169	**10,917**	10,176	9,614
Equity accounted investments included above	(924)	(671)	(540)	**(115)**	(82)	(82)
	86,858	81,850	62,629	**10,802**	10,094	9,532

Rounding of figures may result in computational discrepancies.

Notes
for the quarter and year ended 31 December 2011

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2010 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2011, where applicable.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, the JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 for the preparation of financial information of the group for the quarter and year ended 31 December 2011.

2. Revenue

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011 Unaudited	Sep 2011 Reviewed	Dec 2010 Unaudited	Dec 2011 Reviewed	Dec 2010 Audited	Dec 2011 Unaudited	Sep 2011 Reviewed	Dec 2010 Unaudited	Dec 2011 Reviewed	Dec 2010 Audited
	SA Rand million					US Dollar million				
Gold income	**14,385**	12,850	10,614	47,849	38,833	**1,779**	1,793	1,543	6,570	5,334
By-products (note 3)	**398**	406	321	1,618	935	**49**	57	47	224	129
Royalties received (note 6)	**66**	97	41	556	56	**8**	13	6	79	8
Interest received	**185**	75	119	388	311	**23**	10	17	52	43
	15,034	13,428	11,095	50,411	40,135	**1,859**	1,873	1,613	6,925	5,514

3. Cost of sales

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011 Unaudited	Sep 2011 Reviewed	Dec 2010 Unaudited	Dec 2011 Reviewed	Dec 2010 Audited	Dec 2011 Unaudited	Sep 2011 Reviewed	Dec 2010 Unaudited	Dec 2011 Reviewed	Dec 2010 Audited
	SA Rand million					US Dollar million				
Cash operating costs	**(6,378)**	(5,542)	(5,120)	(22,000)	(20,084)	**(788)**	(777)	(745)	(3,029)	(2,756)
Insurance reimbursement	**-**	-	-	-	123	**-**	-	-	-	16
By-products revenue (note 2)	**398**	406	321	1,618	935	**49**	57	47	224	129
	(5,980)	(5,136)	(4,799)	(20,382)	(19,026)	**(739)**	(720)	(698)	(2,805)	(2,611)
Royalties	**(410)**	(395)	(313)	(1,402)	(1,030)	**(51)**	(55)	(45)	(193)	(142)
Other cash costs	**(53)**	(67)	(54)	(218)	(182)	**(6)**	(9)	(8)	(30)	(25)
Total cash costs	**(6,443)**	(5,598)	(5,166)	(22,002)	(20,238)	**(796)**	(784)	(751)	(3,028)	(2,778)
Retrenchment costs	**(35)**	(26)	(64)	(108)	(166)	**(4)**	(4)	(9)	(15)	(23)
Rehabilitation and other non-cash costs	**(1,281)**	(80)	(529)	(1,778)	(756)	**(157)**	(11)	(78)	(229)	(109)
Production costs	**(7,759)**	(5,704)	(5,759)	(23,888)	(21,160)	**(957)**	(799)	(838)	(3,272)	(2,910)
Amortisation of tangible assets	**(1,640)**	(1,374)	(1,341)	(5,582)	(5,022)	**(203)**	(192)	(195)	(768)	(690)
Amortisation of intangible assets	**(5)**	(4)	(7)	(17)	(18)	**(1)**	(1)	(1)	(2)	(2)
Total production costs	**(9,404)**	(7,083)	(7,107)	(29,487)	(26,200)	**(1,161)**	(992)	(1,034)	(4,042)	(3,602)
Inventory change	**521**	102	92	742	367	**64**	14	13	96	52
	(8,883)	(6,980)	(7,016)	(28,745)	(25,833)	**(1,097)**	(977)	(1,021)	(3,946)	(3,550)

4. Loss on non-hedge derivatives and other commodity contracts

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011 Unaudited	Sep 2011 Reviewed	Dec 2010 Unaudited	Dec 2011 Reviewed	Dec 2010 Audited	Dec 2011 Unaudited	Sep 2011 Reviewed	Dec 2010 Unaudited	Dec 2011 Reviewed	Dec 2010 Audited
	SA Rand million					US Dollar million				
Loss on realised non-hedge derivatives	**-**	-	-	-	(2,073)	**-**	-	-	-	(277)
Loss on hedge buy-back costs	**-**	-	(7,316)	-	(18,954)	**-**	-	(1,061)	-	(2,698)
(Loss) gain on unrealised non-hedge derivatives	**(2)**	(5)	6,787	(9)	15,891	**-**	(1)	985	(1)	2,273
	(2)	(5)	(529)	(9)	(5,136)	**-**	(1)	(77)	(1)	(702)

Rounding of figures may result in computational discrepancies.

5. Other operating income (expenses)

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011 Unaudited	Sep 2011 Reviewed	Dec 2010 Unaudited	Dec 2011 Reviewed	Dec 2010 Audited	Dec 2011 Unaudited	Sep 2011 Reviewed	Dec 2010 Unaudited	Dec 2011 Reviewed	Dec 2010 Audited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	67	(53)	45	(38)	(28)	8	(7)	7	(6)	(3)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	(29)	(31)	(72)	(149)	(121)	(4)	(4)	(11)	(21)	(17)
	38	(84)	(27)	(187)	(149)	4	(11)	(4)	(27)	(20)

6. Special items

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011 Unaudited	Sep 2011 Reviewed	Dec 2010 Unaudited	Dec 2011 Reviewed	Dec 2010 Audited	Dec 2011 Unaudited	Sep 2011 Reviewed	Dec 2010 Unaudited	Dec 2011 Reviewed	Dec 2010 Audited
	SA Rand million					US Dollar million				
Net impairment of tangible assets (note 9)	1,094	(22)	(399)	999	(634)	134	(3)	(59)	120	(91)
Impairment of investments (note 9)	(20)	(124)	(16)	(156)	(16)	(3)	(16)	(2)	(21)	(2)
Reversal (impairment) of other receivables	21	(1)	(11)	10	(67)	2	-	(2)	1	(9)
Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)	(54)	(21)	(81)	(68)	(191)	(5)	(4)	(11)	(8)	(25)
Profit on disposal of investments (note 9)	-	-	269	-	314	-	-	37	-	43
Black Economic Empowerment transaction modification costs for Izingwe (Pty) Ltd	-	-	-	(44)	-	-	-	-	(7)	-
Royalties received [1] (note 2)	66	97	41	556	56	8	13	6	79	8
Insurance claim recovery on capital items (note 9)	26	-	-	26	-	3	-	-	3	-
Insurance claim recovery on loss of business	-	-	31	-	134	-	-	4	-	19
Indirect tax expenses and legal claims	58	(26)	(46)	(35)	(125)	7	(3)	(6)	(6)	(17)
Mandatory convertible bonds issue discount, underwriting and professional fees	-	-	5	-	(396)	-	-	1	-	(56)
Contractor termination costs at Geita Gold Mining Limited	-	-	-	-	(8)	-	-	-	-	(1)
Recovery (loss) on consignment inventory	-	-	-	-	39	-	-	-	-	5
Profit on disposal of subsidiary ISS International Limited (note 9)	-	-	-	14	-	-	-	-	2	-
	1,191	(97)	(208)	1,302	(894)	146	(13)	(31)	163	(126)

(1) The December year includes the sale of the Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of R237m, $35m.

7. Finance costs and unwinding of obligations

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011 Unaudited	Sep 2011 Reviewed	Dec 2010 Unaudited	Dec 2011 Reviewed	Dec 2010 Audited	Dec 2011 Unaudited	Sep 2011 Reviewed	Dec 2010 Unaudited	Dec 2011 Reviewed	Dec 2010 Audited
	SA Rand million					US Dollar million				
Finance costs	(278)	(246)	(259)	(1,021)	(834)	(34)	(34)	(38)	(141)	(115)
Unwinding of obligations, accretion of convertible bonds and other discounts	(111)	(99)	(98)	(396)	(369)	(14)	(14)	(14)	(55)	(51)
	(389)	(345)	(357)	(1,417)	(1,203)	(48)	(48)	(52)	(196)	(166)

8. Taxation

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011 Unaudited	Sep 2011 Reviewed	Dec 2010 Unaudited	Dec 2011 Reviewed	Dec 2010 Audited	Dec 2011 Unaudited	Sep 2011 Reviewed	Dec 2010 Unaudited	Dec 2011 Reviewed	Dec 2010 Audited
	SA Rand million					US Dollar million				
South African taxation										
Mining tax	(573)	(318)	-	(890)	-	(71)	(42)	-	(113)	-
Non-mining tax	(60)	9	(53)	(88)	(112)	(7)	1	(8)	(12)	(13)
Over (under) prior year provision	13	20	34	(21)	628	2	3	5	(4)	89
Deferred taxation										
Temporary differences	(340)	(373)	80	(1,586)	1,377	(42)	(53)	12	(222)	195
Unrealised non-hedge derivatives and other commodity contracts	-	-	(461)	-	(2,353)	-	-	(67)	-	(334)
Change in estimated deferred tax rate	(77)	-	39	(77)	39	(9)	-	6	(9)	6
	(1,036)	(662)	(361)	(2,662)	(421)	(128)	(92)	(52)	(360)	(57)
Foreign taxation										
Normal taxation	(517)	(769)	(617)	(2,004)	(1,628)	(64)	(107)	(90)	(275)	(226)
Over (under) prior year provision	28	(55)	46	(25)	17	4	(7)	7	(3)	3
Deferred taxation										
Temporary differences	(471)	22	54	(646)	37	(57)	1	8	(85)	7
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	(23)	-	-	-	-	(3)
	(959)	(802)	(517)	(2,675)	(1,597)	(118)	(113)	(75)	(363)	(219)
	(1,996)	(1,465)	(878)	(5,337)	(2,018)	(246)	(204)	(127)	(723)	(276)

Rounding of figures may result in computational discrepancies.

9. Headline earnings

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010
	Unaudited	Reviewed	Unaudited	Reviewed	Audited	Unaudited	Reviewed	Unaudited	Reviewed	Audited
	SA Rand million					US Dollar million				
The profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:										
Profit attributable to equity shareholders	3,124	3,304	404	11,282	637	385	456	56	1,552	76
Net impairment of tangible assets (note 6)	(1,094)	22	399	(999)	634	(134)	3	59	(120)	91
Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 6)	54	21	81	68	191	5	4	11	8	25
Impairment of investments (note 6)	20	124	16	156	16	3	16	2	21	2
Profit on disposal of subsidiary ISS International Limited (note 6)	-	-	-	(14)	-	-	-	-	(2)	-
Insurance claim recovery on capital items (note 6)	(26)	-	-	(26)	-	(3)	-	-	(3)	-
Profit on disposal of investments (note 6)	-	-	(269)	-	(314)	-	-	(37)	-	(43)
Net Impairment (reversal) of investment in associates and joint ventures	(49)	2	78	(33)	31	(6)	-	11	(4)	5
Special items of associates	-	-	(7)	-	(7)	-	-	(1)	-	(1)
Taxation on items above - current portion	1	-	-	8	4	-	-	-	1	-
Taxation on items above - deferred portion	313	(15)	(143)	260	(230)	38	(2)	(21)	31	(33)
	2,344	3,458	561	10,702	962	289	476	79	1,484	122
Headline earnings per ordinary share (cents) [1]	607	895	146	2,773	259	75	123	21	384	33
Diluted headline earnings per ordinary share (cents) [2]	576	825	146	2,395	259	71	114	21	330	33

[1] Calculated on the basic weighted average number of ordinary shares.
[2] Calculated on the diluted weighted average number of ordinary shares.

10. Number of shares

	Quarter ended			Year	
	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010
	Unaudited	Reviewed	Unaudited	Reviewed	Audited
Authorised number of shares:					
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	382,242,343	381,850,470	381,204,080	382,242,343	381,204,080
E ordinary shares in issue	2,582,962	3,421,848	2,806,126	2,582,962	2,806,126
Total ordinary shares:	384,825,305	385,272,318	384,010,206	384,825,305	384,010,206
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010
Ordinary shares	382,059,365	381,644,151	381,103,478	381,621,687	367,664,700
E ordinary shares	2,937,664	3,431,215	2,818,699	2,950,804	3,182,662
Fully vested options	1,121,745	1,305,486	797,875	1,389,122	1,023,459
Weighted average number of shares	386,118,774	386,380,852	384,720,052	385,961,613	371,870,821
Dilutive potential of share options	1,517,152	1,290,253	1,493,052	1,572,015	1,569,606
Dilutive potential of convertible bonds [1]	18,140,000	33,524,615	-	33,524,615	-
Diluted number of ordinary shares	405,775,926	421,195,720	386,213,104	421,058,243	373,440,427

[1] The dilutive effect of the convertible bonds are not the same for the quarter and the year ended December 2011 as the effect of the 3.5% convertible bond is anti-dilutive for the quarter ended December 2011.

11. Share capital and premium

	As at			As at		
	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Sep 2011	Dec 2010
	Reviewed	Reviewed	Audited	Reviewed	Reviewed	Audited
	SA Rand million			US Dollar million		
Balance at beginning of period	46,343	46,343	40,662	6,734	6,734	5,935
Ordinary shares issued	408	234	5,771	57	33	812
E ordinary shares cancelled	(63)	(15)	(90)	(9)	(2)	(13)
Sub-total	46,688	46,562	46,343	6,782	6,765	6,734
Redeemable preference shares held within the group	(313)	(313)	(313)	(53)	(53)	(53)
Ordinary shares held within the group	(103)	(148)	(139)	(17)	(22)	(22)
E ordinary shares held within the group	(150)	(198)	(213)	(23)	(30)	(32)
Balance at end of period	46,122	45,903	45,678	6,689	6,660	6,627

Rounding of figures may result in computational discrepancies.

12. Exchange rates

	Dec 2011 Unaudited	Sep 2011 Unaudited	Dec 2010 Unaudited
ZAR/USD average for the year to date	**7.26**	6.97	7.30
ZAR/USD average for the quarter	**8.09**	7.14	6.88
ZAR/USD closing	**8.04**	8.11	6.57
ZAR/AUD average for the year to date	**7.47**	7.24	6.71
ZAR/AUD average for the quarter	**8.19**	7.50	6.80
ZAR/AUD closing	**8.27**	7.81	6.70
BRL/USD average for the year to date	**1.68**	1.63	1.76
BRL/USD average for the quarter	**1.80**	1.64	1.70
BRL/USD closing	**1.87**	1.89	1.67
ARS/USD average for the year to date	**4.13**	4.08	3.91
ARS/USD average for the quarter	**4.25**	4.16	3.96
ARS/USD closing	**4.30**	4.20	3.97

13. Capital commitments

	Dec 2011 Reviewed	Sep 2011 Reviewed	Dec 2010 Audited	Dec 2011 Reviewed	Sep 2011 Reviewed	Dec 2010 Audited
	SA Rand million			US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	**1,626**	2,317	1,156	**202**	286	176

[1] Includes capital commitments relating to equity accounted joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 31 December 2011 are detailed below:

Contingencies and guarantees

	As at		As at	
	Dec 2011 Reviewed	Dec 2010 Audited	Dec 2011 Reviewed	Dec 2010 Audited
	SA Rand million		US Dollar million	
Contingent liabilities				
Groundwater pollution [1]	**-**	-	**-**	-
Deep groundwater pollution – South Africa [2]	**-**	-	**-**	-
Sales tax on gold deliveries – Brazil [3]	**708**	587	**88**	89
Other tax disputes – Brazil [4]	**304**	219	**38**	34
Indirect taxes – Ghana [5]	**97**	70	**12**	11
ODMWA litigation [6]	**-**	-	**-**	-
Contingent assets				
Royalty – Boddington Gold Mine [7]	**-**	-	**-**	-
Royalty – Tau Lekoa Gold Mine [8]	**-**	-	**-**	-
Financial Guarantees				
Oro Group (Pty) Limited [9]	**100**	100	**12**	15
	1,209	976	**150**	149

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:

(1) Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2) Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3) Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Córrego do Sitío Mineração S.A. manages the operation and its attributable share of the first assessment is approximately $54m, R438m (December 2010: $55m, R363m). The company's attributable share of the second assessment is approximately $34m, R270m (December 2010: $34m, R224m). In November 2006 the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The company believes both assessments are in violation of federal legislation on sales taxes.

(4) Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $9m, R74m (December 2010: $10m, R64m).

AngloGold Ashanti subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $29m, R230m (December 2010: $24m, R155m).

(5) Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $12m, R97m (December 2010: $11m, R70m) during September 2009 in respect of 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(6) Occupational Diseases in Mines and Works Act, 1973 (ODMWA) litigation - The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeal in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited on the basis that an employer is indemnified against such a claim for damages by virtue of the provisions of section 35 of the Compensation for Occupational Injuries and Diseases Act, 1993 (COIDA). A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was handed down on 3 March 2011. The Constitutional Court held that section 35 of COIDA does not indemnify the employer against such claims.

Mr Mankayi passed away subsequent to the hearing in the Supreme Court of Appeal. Following the Constitutional Court judgement, Mr Mankayi's executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.

The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too will be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made of this possible obligation.

(7) Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, R781m, of which $34m, R250m (December 2010: $4m, R30m) have been received to date. Royalties of $8m, R62m (December 2010: $2m, R17m) were received during the quarter.

(8) Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average

monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.

The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties on 219,005oz produced have been received to date. Royalties of $1m, R11m (December 2010: $3m, R21m) were received during the quarter.

(9) Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $12m, R100m (December 2010: $15m, R100m). The suretyship agreements have a termination notice period of 90 days.

15. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

16. Announcements

On 16 November 2011, shareholders, in general meeting, authorised the directors to provide financial assistance to related or inter-related companies or corporations in terms of sections 44 and 45 of the South African Companies Act, 71 of 2008 (as amended).

With effect from 1 January 2012, Mr Rodney John Ruston was appointed to the board of directors of AngloGold Ashanti Limited. This follows an announcement made on 9 December 2011.

AngloGold Ashanti delisted from the following stock exchanges:
- Euronext Paris with effect from 23 December 2011 (and from Euroclear France on 30 December 2011); and
- Euronext Brussels with effect from 29 December 2011.

17. Subsequent events

On 8 February 2012 the transaction to dispose of Amikan Holdings Limited, Imitzoloto Holdings Limited, Yeniseiskaya Holdings Limited, AngloGold Ashanti-Polymetal Strategic Alliance Management Company Holdings Limited and AS APK Holdings Limited to Polyholding Limited was completed. The consideration received for the disposal was $20m. These assets were classified as held for sale at 31 December 2011.

18. Dividend

Interim Dividend No. 111 of 90 South African cents or 6.83238 UK pence or 16.659 cedis per ordinary share was paid to registered shareholders on 9 December 2011, while a dividend of 2.1762 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 12 December 2011, holders of Ghanaian Depositary Shares (GhDS) were paid 0.16659 cedis per GhDS. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend of 10.8747 US cents per American Depositary Share (ADS) was paid to holders of American Depositary Receipts (ADRs) on 19 December 2011. Each ADS represents one ordinary share.

Interim Dividend No. E11 of 45 South African cents was paid to holders of E ordinary shares on 9 December 2011, being those employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.

The directors declared Final Dividend No. 112 of 200 South African cents per ordinary share for the quarter and year ended 31 December 2011. In compliance with the requirements of Strate, given the company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2012
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 1 March
Last date to trade ordinary shares cum dividend	Friday, 2 March
Last date to register transfers of certificated securities cum dividend	Friday, 2 March
Ordinary shares trade ex-dividend	Monday, 5 March
Record date	Friday, 9 March
Payment date	Friday, 16 March

On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders' bank accounts. Given the increasing incidences of fraud with respect to cheque payments, the company has ceased the payment of dividends by way of cheque. Shareholders are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with further requirements of Strate, between Monday, 5 March 2012 and Friday, 9 March 2012, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2012
Ex dividend on New York Stock Exchange	Wednesday, 7 March
Record date	Friday, 9 March
Approximate date for currency conversion	Friday, 16 March
Approximate payment date of dividend	Monday, 26 March

Assuming an exchange rate of R7.7193/$, the dividend payable per ADS is equivalent to 26 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2012
Last date to trade and to register GhDSs cum dividend	Friday, 2 March
GhDSs trade ex-dividend	Monday, 5 March
Record date	Friday, 9 March
Approximate payment date of dividend	Monday, 19 March

Assuming an exchange rate of R1/¢0.22283, the dividend payable per share is equivalent to 0.4457 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.

In addition, directors declared Interim Dividend No. E12 of 100 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 16 March 2012.

By order of the Board

T T MBOWENI   **M CUTIFANI**
Chairman   Chief Executive Officer

14 February 2012

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A   Adjusted headline earnings

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Headline earnings (note 9)	2,344	3,458	561	10,702	962	289	476	79	1,484	122
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	2	5	(6,787)	9	(15,891)	-	1	(985)	1	(2,273)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8)	-	-	461	-	2,376	-	-	67	-	337
Fair value adjustment on option component of convertible bonds	113	(88)	280	(563)	(39)	15	(11)	41	(84)	1
Fair value adjustment on mandatory convertible bonds	(84)	(66)	222	(731)	382	(9)	(9)	33	(104)	55
Adjusted headline earnings (loss) [1]	2,375	3,310	(5,263)	9,418	(12,210)	295	457	(764)	1,297	(1,758)
Hedge buy-back and related costs net of taxation	-	-	7,289	-	17,862	-	-	1,058	-	2,545
Adjusted headline earnings excluding hedge buy-back costs [1]	2,375	3,310	2,026	9,418	5,652	295	457	294	1,297	787
Cents per share [2]										
Adjusted headline earnings (loss) [1]	615	857	(1,368)	2,440	(3,283)	76	118	(199)	336	(473)
Adjusted headline earnings excluding hedge buy-back costs [1]	615	857	527	2,440	1,520	76	118	76	336	212

[1] *(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:*

- *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*

- *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Adjusted headline earnings is intended to illustrate earnings after adjusting for:

- *The unwinding of the historic marked-to-market value of the position settled in the period;*
- *Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;*
- *In the September 2010 quarter the hedge book was further reduced and contracts to the value of $1.6bn were accelerated and settled. The impact on earnings after taxation was $1.5bn in the September 2010 quarter. In the December 2010 quarter the hedge book was fully settled and hedge contracts to the value of $1.1bn were accelerated and settled. The impact on earnings after taxation was $1.1bn in the December 2010 quarter;*
- *The unrealised fair value change on the option component of the convertible bonds;*
- *The unrealised fair value change of the warrants on shares and the embedded derivative.*

During 2010 the Group completed the elimination of its hedge book which has resulted in full exposure to prevailing spot gold prices.

[2] *Calculated on the basic weighted average number of ordinary shares.*

B   Adjusted gross profit

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross profit to adjusted gross profit: [1]										
Gross profit	5,500	5,865	3,069	19,095	7,864	682	815	445	2,623	1,082
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	2	5	(6,787)	9	(15,891)	-	1	(985)	1	(2,273)
Adjusted gross profit (loss) [1]	5,502	5,870	(3,718)	19,104	(8,027)	682	816	(540)	2,624	(1,191)
Hedge buy-back costs (note 4)	-	-	7,316	-	18,954	-	-	1,061	-	2,698
Adjusted gross profit excluding hedge buy-back costs [1]	5,502	5,870	3,598	19,104	10,927	682	816	522	2,624	1,507

[1] *Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.*

C   Price received

	Quarter ended			Year		Quarter ended			Year	
	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million / Metric					US Dollar million / Imperial				
Gold income (note 2)	14,385	12,850	10,614	47,849	38,833	1,779	1,793	1,543	6,570	5,334
Adjusted for non-controlling interests	(384)	(349)	(320)	(1,290)	(1,173)	(47)	(49)	(47)	(177)	(161)
	14,001	12,501	10,294	46,559	37,660	1,732	1,744	1,496	6,393	5,173
Loss on realised non-hedge derivatives (note 4)	-	-	-	-	(2,073)	-	-	-	-	(277)
Hedge buy-back costs (note 4)	-	-	(7,316)	-	(18,954)	-	-	(1,061)	-	(2,698)
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives	893	760	600	2,860	2,420	110	106	87	392	330
Attributable gold income including realised non-hedge derivatives	14,894	13,261	3,578	49,419	19,053	1,842	1,850	522	6,785	2,528
Attributable gold sold - kg / - oz (000)	34,013	33,590	35,900	133,908	140,240	1,094	1,080	1,154	4,305	4,509
Revenue price per unit - R/kg / - $/oz	437,885	394,799	99,671	369,054	135,862	1,684	1,713	452	1,576	561
Attributable gold income including realised non-hedge derivatives as above	14,894	13,261	3,578	49,419	19,053	1,842	1,850	522	6,785	2,528
Hedge buy-back costs (note 4)	-	-	7,316	-	18,954	-	-	1,061	-	2,698
Attributable gold income including realised non-hedge derivatives normalised for hedge buy-back costs	14,894	13,261	10,894	49,419	38,007	1,842	1,850	1,584	6,785	5,226
Attributable gold sold - kg / - oz (000)	34,013	33,590	35,900	133,908	140,240	1,094	1,080	1,154	4,305	4,509
Revenue price per unit normalised for hedge buy-back costs - R/kg / - $/oz	437,885	394,799	303,454	369,054	271,018	1,684	1,713	1,372	1,576	1,159

Rounding of figures may result in computational discrepancies.

		Quarter ended			Year		Quarter ended			Year	
		Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million / Metric					US Dollar million / Imperial				
D	**Total costs**										
	Total cash costs (note 3)	6,443	5,598	5,166	22,002	20,238	796	784	751	3,028	2,778
	Adjusted for non-controlling interests and non-gold producing companies	(102)	(259)	(226)	(706)	(642)	(13)	(36)	(33)	(99)	(90)
	Associates' and equity accounted joint ventures' share of total cash costs	516	400	361	1,609	1,407	64	56	53	221	193
	Total cash costs adjusted for non-controlling interests and non-gold producing companies	6,857	5,739	5,301	22,905	21,003	847	804	771	3,150	2,881
	Retrenchment costs (note 3)	35	26	64	108	166	4	4	9	15	23
	Rehabilitation and other non-cash costs (note 3)	1,281	80	529	1,778	756	157	11	78	229	109
	Amortisation of tangible assets (note 3)	1,640	1,374	1,341	5,582	5,022	203	192	195	768	690
	Amortisation of intangible assets (note 3)	5	4	7	17	18	1	1	1	2	2
	Adjusted for non-controlling interests and non-gold producing companies	(277)	(55)	(104)	(494)	(266)	(34)	(7)	(15)	(64)	(37)
	Associates and equity accounted joint ventures' share of production costs	53	15	55	102	105	6	1	8	12	15
	Total production costs adjusted for non-controlling interests and non-gold producing companies	9,594	7,183	7,193	29,998	26,804	1,184	1,007	1,047	4,112	3,683
	Gold produced - kg / - oz (000)	34,586	33,970	35,703	134,636	140,418	1,112	1,092	1,148	4,329	4,515
	Total cash cost per unit - R/kg / -$/oz	198,267	168,935	148,474	170,129	149,577	762	737	672	728	638
	Total production cost per unit - R/kg / -$/oz	277,397	211,460	201,465	222,811	190,889	1,065	922	912	950	816
E	**EBITDA**										
	Operating profit	5,434	4,655	1,978	16,146	3,786	672	648	285	2,202	518
	Amortisation of tangible assets (note 3)	1,640	1,374	1,341	5,582	5,022	203	192	195	768	690
	Amortisation of intangible assets (note 3)	5	4	7	17	18	1	1	1	2	2
	Net impairment of tangible assets (note 6)	(1,094)	22	399	(999)	634	(134)	3	59	(120)	91
	Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	2	5	(6,787)	9	(15,891)	-	1	(985)	1	(2,273)
	Hedge buy-back costs (note 4)	-	-	7,316	-	18,954	-	-	1,061	-	2,698
	Mandatory convertible bond issue discount, underwriting and professional fees (note 6)	-	-	(5)	-	396	-	-	(1)	-	56
	Exchange effects of equity raising	-	-	-	-	21	-	-	-	-	3
	Share of associates' EBITDA	260	280	182	986	936	33	37	27	137	128
	Impairment of investment (note 6)	20	124	16	156	16	3	16	2	21	2
	Net loss on disposal and abandonment of assets (note 6)	54	21	81	68	191	5	4	11	8	25
	Profit on disposal of ISS International Limited (note 6)	-	-	-	(14)	-	-	-	-	(2)	-
	Insurance claim recovery for infrastructure (note 6)	(26)	-	-	(26)	-	(3)	-	-	(3)	-
	Profit on disposal of investments (note 6)	-	-	(269)	-	(314)	-	-	(37)	-	(43)
		6,296	6,485	4,260	21,925	13,769	780	902	619	3,014	1,897
F	**Interest cover**										
	EBITDA (note E)	6,296	6,485	4,260	21,925	13,769	780	902	619	3,014	1,897
	Finance costs (note 7)	278	246	259	1,021	834	34	34	38	141	115
	Capitalised finance costs	14	7	-	21	-	2	1	-	3	-
		292	253	259	1,042	834	36	35	38	144	115
	Interest cover - times	22	26	16	21	17	22	26	16	21	16
G	**Operating cash flow**										
	Net cash inflow (outflow) from operating activities	5,185	6,497	(2,236)	19,587	(5,730)	644	863	(382)	2,655	(942)
	Stay-in-business capital expenditure	(2,410)	(1,853)	(1,892)	(6,856)	(5,279)	(298)	(259)	(268)	(934)	(723)
	Expenditure on intangible assets	(80)	(49)	-	(128)	-	(10)	(6)	-	(16)	-
		2,695	4,595	(4,128)	12,603	(11,009)	336	598	(650)	1,705	(1,665)

		As at Dec 2011	As at Sep 2011	As at Dec 2010	As at Dec 2011	As at Sep 2011	As at Dec 2010
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million			US Dollar million		
H	**Net asset value - cents per share**						
	Total equity	41,538	38,746	27,023	5,166	4,778	4,113
	Mandatory convertible bonds	6,109	6,253	5,739	760	771	874
		47,647	44,999	32,762	5,926	5,549	4,987
	Number of ordinary shares in issue - million (note 10)	385	385	384	385	385	384
	Net asset value - cents per share	12,381	11,680	8,532	1,540	1,440	1,299
	Total equity	41,538	38,746	27,023	5,166	4,778	4,113
	Mandatory convertible bonds	6,109	6,253	5,739	760	771	874
	Intangible assets	(1,686)	(1,547)	(1,277)	(210)	(191)	(194)
		45,961	43,452	31,485	5,716	5,358	4,793
	Number of ordinary shares in issue - million (note 10)	385	385	384	385	385	384
	Net tangible asset value - cents per share	11,943	11,278	8,199	1,485	1,391	1,248
I	**Net debt**						
	Borrowings - long-term portion	13,654	13,538	11,148	1,698	1,670	1,697
	Borrowings - short-term portion	243	369	876	30	45	133
	Total borrowings [(1)]	13,897	13,907	12,024	1,728	1,715	1,830
	Corporate office lease	(268)	(259)	(259)	(33)	(32)	(39)
	Unamortised portion on the convertible and rated bonds	681	585	757	85	72	115
	Cash restricted for use	(464)	(483)	(283)	(58)	(60)	(43)
	Cash and cash equivalents	(8,944)	(8,717)	(3,776)	(1,112)	(1,075)	(575)
	Net debt excluding mandatory convertible bonds	4,902	5,033	8,463	610	620	1,288

(1) Borrowings exclude the mandatory convertible bonds (note H).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED DECEMBER 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	2,672	-	-	-	2,672
Mined	- 000 tons	1,714	528	354	567	3,162
Milled / Treated	- 000 tons	1,537	548	393	573	3,051
Yield	- oz/t	0.235	0.146	0.129	0.195	0.198
Gold produced	- oz (000)	361	80	51	112	603
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	3,028	32	-	-	3,060
Yield	- oz/t	0.012	0.031	-	-	0.012
Gold produced	- oz (000)	37	1	-	-	38
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	18,147	904	-	19,052
Mined	- 000 tons	-	35,528	1,609	7,295	44,431
Treated	- 000 tons	-	6,748	616	267	7,631
Stripping ratio	- ratio	-	5.98	4.91	23.00	6.84
Yield	- oz/t	-	0.049	0.020	0.167	0.051
Gold produced	- oz (000)	-	330	12	45	387
HEAP LEACH OPERATION						
Mined	- 000 tons	-	2,348	-	16,509	18,857
Placed	- 000 tons	-	335	-	5,055	5,389
Stripping ratio	- ratio	-	10.86	-	2.51	2.84
Yield	- oz/t	-	0.030	-	0.013	0.014
Gold placed	- oz (000)	-	10	-	65	75
Gold produced	- oz (000)	-	7	-	76	84
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.71	12.00	42.52	20.09	9.46
TOTAL						
Subsidiaries' gold produced	- oz (000)	398	356	63	234	1,051
Joint ventures' gold produced	- oz (000)	-	63	-	-	63
Attributable gold produced	- oz (000)	398	419	63	234	1,114
Minority gold produced	- oz (000)	-	11	-	25	36
Subsidiaries' gold sold	- oz (000)	398	353	62	217	1,030
Joint ventures' gold sold	- oz (000)	-	66	-	-	66
Attributable gold sold	- oz (000)	398	419	62	217	1,096
Minority gold sold	- oz (000)	-	11	-	21	32
Spot price	- $/oz	1,683	1,683	1,683	1,683	1,683
Price received	- $/oz sold	1,689	1,680	1,673	1,686	1,684
Total cash costs	- $/oz produced	696	799	1,478	612	762
Total production costs	- $/oz produced	884	1,220	1,771	895	1,065

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED DECEMBER 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	672	723	103	392	-	1,889	(110)	1,779
Cash costs	(299)	(349)	(94)	(185)	17	(909)	64	(845)
By-products revenue	22	3	-	23	1	49	-	49
Total cash costs	(277)	(346)	(94)	(161)	18	(860)	64	(796)
Retrenchment costs	(2)	(2)	-	(1)	-	(4)	-	(4)
Rehabilitation and other non-cash costs	2	(110)	(4)	(48)	-	(161)	4	(157)
Amortisation of assets	(75)	(67)	(15)	(47)	(2)	(206)	2	(204)
Total production costs	(351)	(525)	(112)	(258)	15	(1,231)	70	(1,161)
Inventory change	-	9	-	52	-	62	2	64
Cost of sales	(351)	(516)	(112)	(205)	15	(1,169)	72	(1,097)
Adjusted gross profit (loss)	**320**	**207**	**(9)**	**186**	**16**	**720**	**(38)**	**682**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Gross profit (loss)	**320**	**207**	**(9)**	**186**	**16**	**720**	**(38)**	**682**
Corporate and other costs	(3)	(2)	(1)	(10)	(57)	(72)	-	(73)
Exploration	(1)	(18)	(17)	(31)	(16)	(84)	1	(83)
Intercompany transactions	-	(17)	(3)	-	21	-	-	-
Special items	(8)	148	6	1	(2)	146	-	146
Operating profit (loss)	**308**	**317**	**(24)**	**146**	**(39)**	**709**	**(37)**	**672**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	7	3	(2)	(41)	(34)	3	(31)
Exchange gain (loss)	-	(7)	-	(4)	-	(11)	2	(10)
Share of equity accounted investments profit	-	(11)	-	(6)	15	(2)	18	17
Profit (loss) before taxation	307	306	(21)	134	(64)	662	(14)	648
Taxation	(122)	(107)	5	(29)	(7)	(259)	14	(246)
Profit (loss) for the period	**185**	**199**	**(16)**	**106**	**(71)**	**402**	**-**	**402**
Equity shareholders	185	197	(16)	95	(77)	385	-	385
Non-controlling interests	-	2	-	10	5	17	-	17
Operating profit (loss)	308	317	(24)	146	(39)	709	(37)	672
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Intercompany transactions	-	17	3	-	(21)	-	-	-
Special items	9	(138)	1	(2)	2	(128)	-	(128)
Share of associates' EBIT	-	-	-	(6)	(1)	(7)	37	30
EBIT	**318**	**196**	**(20)**	**138**	**(58)**	**574**	**-**	**574**
Amortisation of assets	75	67	15	47	2	206	(2)	204
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**393**	**263**	**(5)**	**186**	**(56)**	**780**	**-**	**780**
Profit (loss) attributable to equity shareholders	185	197	(16)	95	(77)	385	-	385
Special items	9	(138)	1	(2)	2	(128)	-	(128)
Share of associates' special items	-	11	-	-	(17)	(6)	-	(6)
Taxation on items above	(4)	41	-	1	-	38	-	38
Headline earnings (loss)	**191**	**111**	**(16)**	**94**	**(91)**	**289**	**-**	**289**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	15	15	-	15
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(9)	(9)	-	(9)
Adjusted headline earnings (loss)	**191**	**111**	**(16)**	**94**	**(85)**	**295**	**-**	**295**
Ore reserve development capital	58	12	4	17	-	92	-	92
Stay-in-business capital	74	108	9	59	4	254	(7)	247
Project capital	49	32	27	71	-	179	(24)	155
Total capital expenditure	**181**	**152**	**40**	**147**	**5**	**525**	**(31)**	**494**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED SEPTEMBER 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	2,625	-	-	-	2,625
Mined	- 000 tons	1,691	526	312	558	3,088
Milled / Treated	- 000 tons	1,575	547	294	616	3,032
Yield	- oz/t	0.230	0.137	0.062	0.194	0.189
Gold produced	- oz (000)	362	75	18	119	574
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,725	-	-	-	2,725
Yield	- oz/t	0.012	-	-	-	0.013
Gold produced	- oz (000)	32	3	-	-	35
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	16,982	225	-	17,207
Mined	- 000 tons	-	34,541	240	7,459	42,240
Treated	- 000 tons	-	6,684	725	254	7,663
Stripping ratio	- ratio	-	5.43	35.22	22.71	6.42
Yield	- oz/t	-	0.049	0.044	0.176	0.052
Gold produced	- oz (000)	-	325	32	45	402
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,578	-	19,132	20,710
Placed	- 000 tons	-	288	-	5,920	6,209
Stripping ratio	- ratio	-	9.09	-	2.40	2.58
Yield	- oz/t	-	0.031	-	0.012	0.013
Gold placed	- oz (000)	-	9	-	74	83
Gold produced	- oz (000)	-	8	-	74	81
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.67	11.77	32.05	21.94	9.36
TOTAL						
Subsidiaries' gold produced	- oz (000)	394	348	50	238	1,029
Joint ventures' gold produced	- oz (000)	-	63	-	-	63
Attributable gold produced	- oz (000)	394	411	50	238	1,092
Minority gold produced	- oz (000)	-	10	-	19	29
Subsidiaries' gold sold	- oz (000)	393	324	55	246	1,018
Joint ventures' gold sold	- oz (000)	-	62	-	-	62
Attributable gold sold	- oz (000)	393	386	55	246	1,080
Minority gold sold	- oz (000)	-	11	-	21	32
Spot price	- $/oz	1,705	1,705	1,705	1,705	1,705
Price received	- $/oz sold	1,718	1,724	1,683	1,697	1,713
Total cash costs	- $/oz produced	757	739	1,570	524	737
Total production costs	- $/oz produced	981	884	1,743	710	922

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED SEPTEMBER 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	675	684	93	448	-	1,899	(106)	1,793
Cash costs	(320)	(315)	(79)	(183)	-	(897)	56	(841)
By-products revenue	22	2	-	32	-	57	-	57
Total cash costs	(298)	(313)	(79)	(151)	-	(840)	56	(784)
Retrenchment costs	(2)	(1)	-	(1)	-	(4)	-	(4)
Rehabilitation and other non-cash costs	(2)	(5)	-	(5)	-	(11)	-	(11)
Amortisation of assets	(84)	(55)	(9)	(44)	(3)	(195)	2	(193)
Total production costs	(386)	(373)	(87)	(201)	(3)	(1,050)	58	(992)
Inventory change	-	14	(5)	5	-	15	-	14
Cost of sales	(386)	(359)	(92)	(195)	(3)	(1,035)	58	(977)
Adjusted gross profit (loss)	**290**	**325**	**-**	**253**	**(4)**	**864**	**(48)**	**816**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(1)	-	(1)	-	(1)
Gross profit (loss)	**290**	**325**	**-**	**252**	**(4)**	**863**	**(48)**	**815**
Corporate and other costs	(3)	-	-	(9)	(66)	(78)	-	(78)
Exploration	-	(18)	(16)	(32)	(11)	(78)	2	(76)
Intercompany transactions	-	(11)	(1)	(1)	13	-	-	-
Special items	(4)	(13)	11	1	(8)	(13)	-	(13)
Operating profit (loss)	**282**	**282**	**(6)**	**211**	**(75)**	**694**	**(47)**	**648**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	2	2	(2)	(17)	(15)	(3)	(18)
Exchange (loss) gain	-	(1)	-	12	5	16	-	15
Share of equity accounted investments profit	-	-	-	(8)	(2)	(10)	34	24
Profit (loss) before taxation	280	283	(4)	213	(88)	685	(16)	669
Taxation	(96)	(102)	1	(27)	4	(220)	16	(204)
Profit (loss) for the period	**184**	**182**	**(3)**	**187**	**(84)**	**465**	**-**	**465**
Equity shareholders	184	178	(3)	180	(83)	456	-	456
Non-controlling interests	-	4	-	7	(1)	9	-	9
Operating profit (loss)	282	282	(6)	211	(75)	694	(47)	648
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	1	-	1	-	1
Intercompany transactions	-	11	1	1	(13)	-	-	-
Special items	5	10	-	-	8	22	-	22
Share of associates' EBIT	-	-	-	(8)	(2)	(10)	47	36
EBIT	**287**	**303**	**(5)**	**204**	**(82)**	**707**	**-**	**707**
Amortisation of assets	84	55	9	44	3	195	(2)	193
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**371**	**358**	**4**	**248**	**(79)**	**902**	**-**	**902**
Profit (loss) attributable to equity shareholders	184	178	(3)	180	(83)	456	-	456
Special items	5	10	-	-	8	22	-	22
Share of associates' special items	-	-	-	-	-	-	-	-
Taxation on items above	(2)	-	-	-	-	(2)	-	(2)
Headline earnings (loss)	**187**	**187**	**(3)**	**180**	**(75)**	**476**	**-**	**476**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	1	-	1	-	1
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(11)	(11)	-	(11)
Fair value loss on mandatory convertible bonds	-	-	-	-	(9)	(9)	-	(9)
Adjusted headline earnings (loss)	**187**	**187**	**(3)**	**181**	**(95)**	**457**	**-**	**457**
Ore reserve development capital	71	13	5	17	-	106	-	106
Stay-in-business capital	43	66	2	40	10	161	(2)	159
Project capital	26	22	25	68	-	141	(18)	123
Total capital expenditure	**140**	**101**	**32**	**125**	**10**	**408**	**(20)**	**388**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED DECEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	3,147	-	-	-	3,147
Mined	- 000 tons	1,573	465	288	514	2,839
Milled / Treated	- 000 tons	1,845	463	174	539	3,020
Yield	- oz/t	0.230	0.141	0.159	0.188	0.205
Gold produced	- oz (000)	424	65	28	101	618
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,986	54	-	-	3,040
Yield	- oz/t	0.017	0.018	-	1.000	0.017
Gold produced	- oz (000)	52	1	-	-	53
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	17,919	1,771	-	19,689
Mined	- 000 tons	-	34,046	4,183	8,500	46,729
Treated	- 000 tons	-	6,550	820	286	7,656
Stripping ratio	- ratio	-	4.07	5.12	25.80	5.05
Yield	- oz/t	-	0.046	0.091	0.164	0.055
Gold produced	- oz (000)	-	299	74	47	420
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,525	-	17,759	19,284
Placed	- 000 tons	-	340	-	5,608	5,948
Stripping ratio	- ratio	-	5.55	-	2.19	2.33
Yield	- oz/t	-	0.028	-	0.012	0.013
Gold placed	- oz (000)	-	10	-	65	75
Gold produced	- oz (000)	-	9	-	48	57
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	6.07	11.10	67.29	19.88	9.30
TOTAL						
Subsidiaries' gold produced	- oz (000)	476	313	102	196	1,087
Joint ventures' gold produced	- oz (000)	-	61	-	-	61
Attributable gold produced	- oz (000)	476	374	102	196	1,148
Minority gold produced	- oz (000)	-	12	-	23	36
Subsidiaries' gold sold	- oz (000)	476	312	105	198	1,090
Joint ventures' gold sold	- oz (000)	-	64	-	-	64
Attributable gold sold	- oz (000)	476	376	105	198	1,154
Minority gold sold	- oz (000)	-	12	-	24	37
Spot price	- $/oz	1,370	1,370	1,370	1,370	1,370
Price received	- $/oz sold	368	582	273	504	452
Price received excluding hedge buy-back costs	- $/oz sold	1,373	1,370	1,368	1,374	1,372
Total cash costs	- $/oz produced	616	790	894	465	672
Total production costs	- $/oz produced	870	997	992	798	912

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED DECEMBER 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	654	532	143	301	-	1,630	(87)	1,543
Cash costs	(318)	(305)	(91)	(142)	5	(851)	53	(798)
By-products revenue	25	1	-	21	-	47	-	47
Total cash costs	(293)	(304)	(91)	(121)	5	(804)	53	(751)
Retrenchment costs	(7)	(1)	-	(1)	-	(9)	-	(9)
Rehabilitation and other non-cash costs	(22)	(30)	1	(32)	-	(83)	5	(78)
Amortisation of assets	(92)	(47)	(11)	(46)	(3)	(199)	3	(196)
Total production costs	(414)	(381)	(101)	(200)	2	(1,095)	61	(1,034)
Inventory change	-	(10)	(2)	24	-	13	1	13
Cost of sales	(414)	(391)	(103)	(176)	2	(1,082)	61	(1,021)
Adjusted gross profit (loss) excluding hedge buy-back costs	239	141	41	125	2	548	(26)	522
Hedge buy-back costs	(478)	(296)	(115)	(172)	-	(1,061)	-	(1,061)
Adjusted gross (loss) profit	(239)	(155)	(75)	(47)	2	(513)	(26)	(540)
Unrealised non-hedge derivatives and other commodity contracts	189	795	-	1	-	985	-	985
Gross profit (loss)	(50)	640	(75)	(46)	2	471	(26)	445
Corporate and other costs	(3)	(6)	(1)	(18)	(51)	(79)	-	(80)
Exploration	(1)	(13)	(13)	(11)	(12)	(50)	1	(49)
Intercompany transactions	-	(12)	-	(1)	13	-	-	-
Special items	(60)	(7)	3	35	(2)	(31)	-	(31)
Operating profit (loss)	(114)	602	(86)	(40)	(51)	311	(26)	285
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(3)	(1)	2	(106)	(109)	-	(109)
Exchange gain (loss)	-	4	-	11	(1)	14	(1)	14
Share of equity accounted investments profit	-	-	-	(1)	(11)	(12)	21	9
Profit (loss) before taxation	(115)	604	(86)	(29)	(169)	204	(5)	199
Taxation	(51)	(40)	(12)	(28)	(1)	(132)	5	(127)
Profit (loss) for the period	(166)	564	(98)	(57)	(170)	72	-	72
Equity shareholders	(166)	559	(98)	(68)	(171)	56	-	56
Non-controlling interests	-	4	-	11	1	16	-	16
Operating profit (loss)	(114)	602	(86)	(40)	(51)	311	(26)	285
Unrealised non-hedge derivatives and other commodity contracts	(189)	(795)	-	(1)	-	(985)	-	(985)
Hedge buy-back costs	478	296	115	172	-	1,061	-	1,061
Intercompany transactions	-	12	-	1	(13)	-	-	-
Special items	68	2	-	(36)	1	34	-	34
Share of associates' EBIT	-	-	-	(1)	(1)	(2)	26	24
EBIT	243	117	29	95	(63)	420	-	420
Amortisation of assets	92	47	11	46	3	199	(3)	196
Share of associates' amortisation	-	-	-	-	-	-	3	3
EBITDA	335	163	40	141	(60)	619	-	619
Profit (loss) attributable to equity shareholders	(166)	559	(98)	(68)	(171)	56	-	56
Special items	68	2	-	(36)	1	34	-	34
Share of associates' special items	-	-	-	-	10	10	-	10
Taxation on items above	(20)	(1)	-	-	-	(21)	-	(21)
Headline earnings (loss)	(119)	560	(98)	(104)	(160)	79	-	79
Unrealised non-hedge derivatives and other commodity contracts	(189)	(795)	-	(1)	-	(985)	-	(985)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	67	-	-	-	-	67	-	67
Fair value adjustment on option component of convertible bonds	-	-	-	-	41	41	-	41
Fair value loss on mandatory convertible bonds	-	-	-	-	33	33	-	33
Hedge buy-back and related costs net of taxation	475	296	115	172	-	1,058	-	1,058
Adjusted headline earnings (loss) excluding hedge buy-back costs	234	61	17	68	(86)	294	-	294
Ore reserve development capital	66	9	3	16	-	93	-	93
Stay-in-business capital	55	73	4	41	3	177	(2)	175
Project capital	23	14	3	54	-	95	(12)	82
Total capital expenditure	144	97	10	111	3	365	(15)	350

(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS YEAR ENDED DECEMBER 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	10,958	-	-	-	10,958
Mined	- 000 tons	6,957	2,031	1,154	2,208	12,350
Milled / Treated	- 000 tons	6,295	2,179	1,195	2,278	11,947
Yield	- oz/t	0.232	0.141	0.111	0.191	0.195
Gold produced	- oz (000)	1,459	306	132	436	2,334
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	11,802	32	-	-	11,834
Yield	- oz/t	0.014	0.193	-	-	0.014
Gold produced	- oz (000)	164	6	-	-	171
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	70,026	2,747	-	72,773
Mined	- 000 tons	-	139,690	5,633	29,597	174,921
Treated	- 000 tons	-	25,483	2,722	1,025	29,231
Stripping ratio	- ratio	-	4.76	6.04	23.34	5.66
Yield	- oz/t	-	0.048	0.042	0.167	0.052
Gold produced	- oz (000)	-	1,228	114	171	1,513
HEAP LEACH OPERATION						
Mined	- 000 tons	-	7,492	-	70,868	78,360
Placed	- 000 tons	-	1,244	-	22,704	23,948
Stripping ratio	- ratio	-	7.84	-	2.25	2.46
Yield	- oz/t	-	0.030	-	0.012	0.013
Gold placed	- oz (000)	-	38	-	270	308
Gold produced	- oz (000)	-	29	-	284	313
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.85	11.41	38.93	20.70	9.32
TOTAL						
Subsidiaries' gold produced	- oz (000)	1,624	1,321	246	891	4,082
Joint ventures' gold produced	- oz (000)	-	249	-	-	249
Attributable gold produced	- oz (000)	1,624	1,570	246	891	4,331
Minority gold produced	- oz (000)	-	44	-	83	127
Subsidiaries' gold sold	- oz (000)	1,623	1,309	248	878	4,058
Joint ventures' gold sold	- oz (000)	-	249	-	-	249
Attributable gold sold	- oz (000)	1,623	1,558	248	878	4,307
Minority gold sold	- oz (000)	-	46	-	79	125
Spot price	- $/oz	1,572	1,572	1,572	1,572	1,572
Price received	- $/oz sold	1,578	1,578	1,551	1,576	1,576
Total cash costs	- $/oz produced	694	765	1,431	528	728
Total production costs	- $/oz produced	910	987	1,622	765	950

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR ENDED DECEMBER 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	2,561	2,530	385	1,487	-	6,962	(392)	6,570
Cash costs	(1,232)	(1,247)	(353)	(678)	37	(3,473)	222	(3,252)
By-products revenue	105	8	1	109	2	225	(1)	224
Total cash costs	(1,127)	(1,239)	(352)	(569)	39	(3,248)	221	(3,028)
Retrenchment costs	(9)	(3)	-	(3)	-	(15)	-	(15)
Rehabilitation and other non-cash costs	(4)	(131)	(5)	(94)	-	(233)	5	(229)
Amortisation of assets	(338)	(219)	(42)	(169)	(11)	(779)	9	(770)
Total production costs	(1,477)	(1,592)	(399)	(835)	27	(4,276)	234	(4,042)
Inventory change	-	-	1	94	-	95	-	96
Cost of sales	(1,477)	(1,592)	(399)	(741)	27	(4,181)	234	(3,946)
Adjusted gross profit (loss)	**1,083**	**938**	**(13)**	**745**	**28**	**2,781**	**(157)**	**2,624**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(2)	-	(1)	-	(1)
Gross profit (loss)	**1,083**	**938**	**(13)**	**744**	**28**	**2,780**	**(157)**	**2,623**
Corporate and other costs	(11)	(9)	(3)	(43)	(238)	(304)	(1)	(305)
Exploration	(2)	(69)	(55)	(112)	(45)	(284)	5	(279)
Intercompany transactions	-	(51)	(4)	(2)	58	-	-	-
Special items	(20)	709	41	4	(570)	163	-	163
Operating profit (loss)	**1,051**	**1,518**	**(35)**	**590**	**(768)**	**2,355**	**(153)**	**2,202**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(5)	6	5	(5)	42	43	1	44
Exchange (loss) gain	-	(15)	-	8	5	(3)	5	2
Share of equity accounted investments profit	-	(11)	-	(20)	8	(23)	96	73
Profit (loss) before taxation	1,046	1,498	(31)	573	(713)	2,373	(51)	2,321
Taxation	(352)	(321)	6	(97)	(11)	(775)	51	(723)
Profit (loss) for the period	**694**	**1,177**	**(25)**	**476**	**(724)**	**1,598**	**-**	**1,598**
Equity shareholders	694	1,161	(25)	454	(732)	1,552	-	1,552
Non-controlling interests	-	15	-	22	9	46	-	46
Operating profit (loss)	1,051	1,518	(35)	590	(768)	2,355	(153)	2,202
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	2	-	1	-	1
Intercompany transactions	-	51	4	2	(58)	-	-	-
Special items	23	(677)	(3)	(3)	564	(96)	-	(96)
Share of associates' EBIT	-	-	-	(20)	(6)	(26)	153	127
EBIT	**1,074**	**892**	**(34)**	**570**	**(268)**	**2,234**	**-**	**2,234**
Amortisation of assets	338	219	42	169	11	779	(9)	770
Share of associates' amortisation	-	-	-	-	-	-	9	9
EBITDA	**1,412**	**1,111**	**9**	**739**	**(257)**	**3,014**	**-**	**3,014**
Profit (loss) attributable to equity shareholders	694	1,161	(25)	454	(732)	1,552	-	1,552
Special items	23	(677)	(3)	(3)	564	(96)	-	(96)
Share of associates' special items	-	11	-	-	(14)	(4)	-	(4)
Taxation on items above	(11)	41	1	1	-	32	-	32
Headline earnings (loss)	**706**	**536**	**(27)**	**451**	**(183)**	**1,484**	**-**	**1,484**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	2	-	1	-	1
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(84)	(84)	-	(84)
Fair value loss on mandatory convertible bonds	-	-	-	-	(104)	(104)	-	(104)
Adjusted headline earnings (loss)	**706**	**535**	**(27)**	**453**	**(371)**	**1,297**	**-**	**1,297**
Ore reserve development capital	262	49	14	65	-	390	-	390
Stay-in-business capital	160	270	15	140	17	603	(11)	592
Project capital	110	101	73	250	-	534	(78)	456
Total capital expenditure	**532**	**420**	**102**	**456**	**17**	**1,527**	**(88)**	**1,439**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS YEAR ENDED DECEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	13,182	-	-	-	13,182
Mined	- 000 tons	7,723	2,015	756	2,021	12,516
Milled / Treated	- 000 tons	7,564	1,987	571	2,105	12,227
Yield	- oz/t	0.212	0.150	0.131	0.187	0.194
Gold produced	- oz (000)	1,607	299	75	394	2,374
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	11,297	917	-	-	12,214
Yield	- oz/t	0.016	0.019	-	1.000	0.016
Gold produced	- oz (000)	179	18	-	-	196
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	64,978	6,780	-	71,758
Mined	- 000 tons	-	127,402	15,949	32,305	175,656
Treated	- 000 tons	-	24,129	3,416	1,146	28,691
Stripping ratio	- ratio	-	4.04	4.94	25.51	5.02
Yield	- oz/t	-	0.046	0.094	0.170	0.057
Gold produced	- oz (000)	-	1,115	321	195	1,631
HEAP LEACH OPERATION						
Mined	- 000 tons	-	5,467	-	68,601	74,068
Placed	- 000 tons	-	1,293	-	22,917	24,210
Stripping ratio	- ratio	-	6.50	-	2.03	2.17
Yield	- oz/t	-	0.036	-	0.013	0.015
Gold placed	- oz (000)	-	46	-	306	352
Gold produced	- oz (000)	-	60	-	253	314
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.63	11.24	66.77	22.44	9.15
TOTAL						
Subsidiaries' gold produced	- oz (000)	1,785	1,219	396	842	4,242
Joint ventures' gold produced	- oz (000)	-	273	-	-	273
Attributable gold produced	- oz (000)	1,785	1,492	396	842	4,515
Minority gold produced	- oz (000)	-	48	-	93	141
Subsidiaries' gold sold	- oz (000)	1,791	1,206	396	844	4,237
Joint ventures' gold sold	- oz (000)	-	272	-	-	272
Attributable gold sold	- oz (000)	1,791	1,478	396	844	4,509
Minority gold sold	- oz (000)	-	48	-	95	143
Spot price	- $/oz	1,227	1,227	1,227	1,227	1,227
Price received	- $/oz sold	488	663	519	555	561
Price received excluding hedge buy-back costs	- $/oz sold	1,162	1,165	1,148	1,148	1,159
Total cash costs	- $/oz produced	598	712	982	432	638
Total production costs	- $/oz produced	809	867	1,065	615	816

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR ENDED DECEMBER 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	2,082	1,780	454	1,071	-	5,388	(330)	5,056
Cash costs	(1,118)	(1,097)	(389)	(527)	31	(3,100)	194	(2,906)
By-products revenue	50	4	1	73	2	130	(1)	129
Total cash costs	(1,068)	(1,093)	(389)	(454)	33	(2,970)	193	(2,778)
Retrenchment costs	(19)	(1)	-	(3)	-	(23)	1	(23)
Rehabilitation and other non-cash costs	(26)	(56)	1	(33)	-	(114)	5	(109)
Amortisation of assets	(331)	(176)	(34)	(150)	(10)	(701)	9	(692)
Total production costs	(1,444)	(1,326)	(422)	(640)	23	(3,809)	208	(3,602)
Inventory change	(4)	1	-	56	-	53	(2)	52
Cost of sales	(1,448)	(1,325)	(422)	(584)	23	(3,756)	206	(3,550)
Adjusted gross profit (loss) excluding hedge buy-back costs	**634**	**455**	**33**	**487**	**23**	**1,632**	**(125)**	**1,507**
Hedge buy-back costs	(1,207)	(742)	(249)	(500)	-	(2,698)	-	(2,698)
Adjusted gross profit (loss)	**(574)**	**(287)**	**(216)**	**(13)**	**23**	**(1,066)**	**(125)**	**(1,191)**
Unrealised non-hedge derivatives and other commodity contracts	1,003	890	10	370	-	2,273	-	2,273
Gross profit (loss)	**429**	**604**	**(206)**	**357**	**23**	**1,207**	**(125)**	**1,082**
Corporate and other costs	(10)	(11)	(2)	(38)	(178)	(240)	-	(240)
Exploration	(2)	(47)	(45)	(72)	(35)	(201)	2	(198)
Intercompany transactions	-	(37)	(1)	(2)	40	-	-	-
Special items	(84)	(31)	10	35	(55)	(125)	(1)	(126)
Operating profit (loss)	**334**	**477**	**(244)**	**280**	**(205)**	**642**	**(124)**	**518**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(8)	(1)	3	(172)	(178)	-	(178)
Exchange gain (loss)	-	(6)	-	3	7	3	-	3
Share of equity accounted investments profit (loss)	-	-	-	(1)	(8)	(10)	73	63
Profit (loss) before taxation	332	462	(245)	285	(378)	456	(51)	405
Taxation	(46)	(152)	(8)	(111)	(11)	(327)	51	(276)
Profit (loss) for the period	**286**	**311**	**(253)**	**174**	**(389)**	**129**	**-**	**129**
Equity shareholders	286	297	(253)	143	(396)	76	-	76
Non-controlling interests	-	14	-	31	8	53	-	53
Operating profit (loss)	334	477	(244)	280	(205)	642	(124)	518
Unrealised non-hedge derivatives and other commodity contracts	(1,003)	(890)	(10)	(370)	-	(2,273)	-	(2,273)
Hedge buy-back costs	1,207	742	249	500	59	2,757	-	2,757
Intercompany transactions	-	37	1	2	(40)	-	-	-
Special items	100	12	(6)	(35)	3	74	1	75
Share of associates' EBIT	-	-	-	(1)	(4)	(5)	123	118
EBIT	**638**	**378**	**(10)**	**376**	**(189)**	**1,196**	**-**	**1,196**
Amortisation of assets	331	176	34	150	10	701	(9)	692
Share of associates' amortisation	-	-	-	-	-	-	9	9
EBITDA	**969**	**555**	**24**	**526**	**(177)**	**1,897**	**-**	**1,897**
Profit (loss) attributable to equity shareholders	286	297	(253)	143	(396)	76	-	76
Special items	100	12	(6)	(35)	3	74	1	75
Share of associates' special items	-	-	-	-	5	5	(1)	4
Taxation on items above	(28)	(4)	-	(1)	-	(33)	-	(33)
Headline earnings (loss)	**358**	**305**	**(259)**	**107**	**(389)**	**122**	**-**	**122**
Unrealised non-hedge derivatives and other commodity contracts	(1,003)	(890)	(10)	(370)	-	(2,273)	-	(2,273)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	334	-	3	-	-	337	-	337
Fair value adjustment on option component of convertible bond	-	-	-	-	1	1	-	1
Fair value loss on mandatory convertible bond	-	-	-	-	55	55	-	55
Hedge buy-back and related costs net of taxation	998	739	249	500	59	2,545	-	2,545
Adjusted headline earnings (loss) excluding hedge buy-back costs	**686**	**154**	**(17)**	**237**	**(273)**	**787**	**-**	**787**
Ore reserve development capital	247	36	16	54	-	352	-	352
Stay-in-business capital	121	135	13	100	6	376	(5)	371
Project capital	56	63	11	157	-	287	(37)	250
Total capital expenditure	**424**	**234**	**40**	**311**	**6**	**1,015**	**(42)**	**973**

(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED DECEMBER 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	248	-	-	-	248
Mined	- 000 tonnes	1,555	479	321	512	2,867
Milled / Treated	- 000 tonnes	1,394	497	356	520	2,768
Yield	- g/t	8.05	5.01	4.44	6.68	6.78
Gold produced	- kg	11,218	2,494	1,582	3,534	18,827
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,747	29	-	-	2,776
Yield	- g/t	0.42	1.06	-	-	0.42
Gold produced	- kg	1,147	31	-	-	1,178
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	13,874	691	-	14,565
Mined	- 000 tonnes	-	32,230	1,459	6,618	40,307
Treated	- 000 tonnes	-	6,122	558	242	6,922
Stripping ratio	- ratio	-	5.98	4.91	23.00	6.84
Yield	- g/t	-	1.68	0.69	5.73	1.74
Gold produced	- kg	-	10,267	386	1,388	12,041
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	2,131	-	14,977	17,107
Placed	- 000 tonnes	-	304	-	4,586	4,889
Stripping ratio	- ratio	-	10.86	-	2.51	2.84
Yield	- g/t	-	1.04	-	0.44	0.47
Gold placed	- kg	-	315	-	2,007	2,322
Gold produced	- kg	-	232	-	2,372	2,604
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	178	373	1,323	625	294
TOTAL						
Subsidiaries' gold produced	- kg	12,365	11,065	1,968	7,294	32,692
Joint ventures' gold produced	- kg	-	1,958	-	-	1,958
Attributable gold produced [1]	- kg	12,365	13,023	1,968	7,294	34,650
Minority gold produced	- kg	-	338	-	793	1,131
Subsidiaries' gold sold	- kg	12,367	10,983	1,916	6,763	32,029
Joint ventures' gold sold	- kg	-	2,048	-	-	2,048
Attributable gold sold [1]	- kg	12,367	13,031	1,916	6,763	34,077
Minority gold sold	- kg	-	351	-	645	995
Spot price	- R/kg	437,470	437,470	437,470	437,470	437,470
Price received	- R/kg sold	439,006	436,780	383,249	438,338	437,885
Total cash costs	- R/kg produced	181,159	207,938	358,172	159,166	198,267
Total production costs	- R/kg produced	229,933	318,125	397,953	233,074	277,397

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED DECEMBER 2011 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	5,429	5,845	836	3,167	-	15,278	(893)	14,385
Cash costs	(2,423)	(2,821)	(759)	(1,493)	138	(7,359)	518	(6,841)
By-products revenue	183	21	2	187	6	399	(2)	398
Total cash costs	(2,240)	(2,800)	(758)	(1,306)	144	(6,960)	516	(6,443)
Retrenchment costs	(15)	(12)	-	(7)	-	(35)	-	(35)
Rehabilitation and other non-cash costs	17	(902)	(33)	(396)	-	(1,314)	33	(1,281)
Amortisation of assets	(605)	(542)	(118)	(381)	(19)	(1,665)	20	(1,645)
Total production costs	(2,843)	(4,257)	(908)	(2,090)	125	(9,973)	569	(9,404)
Inventory change	-	74	3	426	-	503	18	521
Cost of sales	(2,843)	(4,183)	(905)	(1,664)	125	(9,470)	587	(8,883)
Adjusted gross profit (loss)	**2,586**	**1,661**	**(69)**	**1,504**	**125**	**5,807**	**(305)**	**5,502**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(2)	-	(2)	-	(2)
Gross profit (loss)	**2,586**	**1,661**	**(69)**	**1,502**	**125**	**5,805**	**(305)**	**5,500**
Corporate and other costs	(22)	(17)	(5)	(81)	(458)	(583)	(2)	(585)
Exploration	(7)	(148)	(140)	(254)	(132)	(681)	9	(672)
Intercompany transactions	-	(139)	(25)	(2)	167	-	-	-
Special items	(66)	1,211	49	11	(14)	1,191	-	1,191
Operating profit (loss)	**2,491**	**2,568**	**(191)**	**1,176**	**(313)**	**5,732**	**(299)**	**5,434**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(11)	56	20	(13)	(311)	(259)	26	(233)
Exchange gain (loss)	-	(59)	-	(32)	1	(90)	14	(76)
Share of equity accounted investments profit (loss)	-	(88)	-	(47)	122	(12)	149	137
Profit (loss) before taxation	2,481	2,477	(170)	1,085	(500)	5,372	(110)	5,262
Taxation	(988)	(865)	42	(237)	(57)	(2,105)	110	(1,996)
Profit (loss) for the period	**1,492**	**1,612**	**(129)**	**848**	**(557)**	**3,266**	**-**	**3,266**
Equity shareholders	1,492	1,598	(129)	763	(601)	3,124	-	3,124
Non-controlling interests	-	14	-	84	44	142	-	142
Operating profit (loss)	2,491	2,568	(191)	1,176	(313)	5,732	(299)	5,434
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	2	-	2	-	2
Intercompany transactions	-	139	25	2	(167)	-	-	-
Special items	76	(1,129)	5	(17)	20	(1,045)	-	(1,045)
Share of associates' EBIT	-	-	-	(47)	(11)	(58)	299	240
EBIT	**2,567**	**1,578**	**(161)**	**1,117**	**(471)**	**4,631**	**-**	**4,631**
Amortisation of assets	605	542	118	381	19	1,665	(20)	1,645
Share of associates' amortisation	-	-	-	-	-	-	20	20
EBITDA	**3,172**	**2,121**	**(43)**	**1,498**	**(451)**	**6,296**	**-**	**6,296**
Profit (loss) attributable to equity shareholders	1,492	1,598	(129)	763	(601)	3,124	-	3,124
Special items	76	(1,129)	5	(17)	20	(1,045)	-	(1,045)
Share of associates' special items	-	88	-	-	(137)	(49)	-	(49)
Taxation on items above	(30)	338	(1)	7	-	314	-	314
Headline earnings (loss)	**1,538**	**895**	**(125)**	**753**	**(718)**	**2,344**	**-**	**2,344**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	2	-	2	-	2
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	113	113	-	113
Fair value loss on mandatory convertible bonds	-	-	-	-	(84)	(84)	-	(84)
Adjusted headline earnings (loss)	**1,538**	**896**	**(125)**	**755**	**(688)**	**2,375**	**-**	**2,375**
Ore reserve development capital	470	99	35	138	-	742	-	742
Stay-in-business capital	602	871	71	480	36	2,060	(58)	2,002
Project capital	393	260	220	576	-	1,449	(194)	1,255
Total capital expenditure	**1,466**	**1,230**	**326**	**1,194**	**35**	**4,251**	**(251)**	**4,000**

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED SEPTEMBER 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	244	-	-	-	244
Mined	- 000 tonnes	1,534	478	283	506	2,802
Milled / Treated	- 000 tonnes	1,429	496	267	559	2,751
Yield	- g/t	7.87	4.71	2.13	6.64	6.49
Gold produced	- kg	11,246	2,336	569	3,713	17,863
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,472	-	-	-	2,472
Yield	- g/t	0.40	-	-	-	0.44
Gold produced	- kg	997	91	-	-	1,088
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	12,983	172	-	13,155
Mined	- 000 tonnes	-	31,335	218	6,766	38,319
Treated	- 000 tonnes	-	6,063	658	230	6,952
Stripping ratio	- ratio	-	5.43	35.22	22.71	6.42
Yield	- g/t	-	1.67	1.50	6.05	1.80
Gold produced	- kg	-	10,104	989	1,395	12,488
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,431	-	17,356	18,788
Placed	- 000 tonnes	-	261	-	5,371	5,632
Stripping ratio	- ratio	-	9.09	-	2.40	2.58
Yield	- g/t	-	1.05	-	0.43	0.46
Gold placed	- kg	-	275	-	2,297	2,573
Gold produced	- kg	-	238	-	2,293	2,531
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	176	366	997	682	291
TOTAL						
Subsidiaries' gold produced	- kg	12,243	10,822	1,558	7,401	32,023
Joint ventures' gold produced	- kg	-	1,947	-	-	1,947
Attributable gold produced	- kg	12,243	12,769	1,558	7,401	33,970
Minority gold produced	- kg	-	310	-	603	913
Subsidiaries' gold sold	- kg	12,232	10,059	1,711	7,646	31,647
Joint ventures' gold sold	- kg	-	1,943	-	-	1,943
Attributable gold sold	- kg	12,232	12,002	1,711	7,646	33,590
Minority gold sold	- kg	-	332	-	653	985
Spot price	- R/kg	391,507	391,507	391,507	391,507	391,507
Price received	- R/kg sold	395,628	398,860	384,427	389,420	394,799
Total cash costs	- R/kg produced	173,263	169,453	359,740	120,879	168,935
Total production costs	- R/kg produced	224,553	202,915	399,434	163,708	211,460

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED SEPTEMBER 2011 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	4,839	4,919	658	3,195	-	13,610	(760)	12,850
Cash costs	(2,287)	(2,246)	(563)	(1,309)	(2)	(6,407)	402	(6,005)
By-products revenue	165	15	2	225	1	409	(3)	406
Total cash costs	(2,121)	(2,231)	(561)	(1,084)	(1)	(5,998)	400	(5,598)
Retrenchment costs	(13)	(8)	-	(5)	-	(26)	-	(26)
Rehabilitation and other non-cash costs	(14)	(33)	-	(34)	-	(81)	2	(80)
Amortisation of assets	(601)	(391)	(62)	(317)	(21)	(1,392)	14	(1,378)
Total production costs	(2,749)	(2,663)	(622)	(1,440)	(23)	(7,498)	415	(7,083)
Inventory change	2	91	(35)	44	-	103	(1)	102
Cost of sales	(2,747)	(2,572)	(658)	(1,396)	(23)	(7,395)	415	(6,980)
Adjusted gross profit (loss)	**2,092**	**2,347**	**-**	**1,799**	**(23)**	**6,215**	**(345)**	**5,870**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(4)	-	(5)	-	(5)
Gross profit (loss)	**2,092**	**2,346**	**-**	**1,795**	**(23)**	**6,210**	**(345)**	**5,865**
Corporate and other costs	(25)	1	(3)	(68)	(476)	(571)	(1)	(572)
Exploration	(3)	(127)	(111)	(231)	(81)	(552)	12	(541)
Intercompany transactions	-	(80)	(9)	(4)	92	-	-	-
Special items	(32)	(95)	85	9	(64)	(97)	-	(97)
Operating profit (loss)	**2,033**	**2,046**	**(37)**	**1,501**	**(552)**	**4,990**	**(335)**	**4,655**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(9)	17	13	(11)	(104)	(93)	(25)	(116)
Exchange gain (loss)	-	(6)	(2)	93	39	124	-	123
Share of equity accounted investments profit (loss)	-	-	-	(58)	(13)	(71)	247	175
Profit (loss) before taxation	2,024	2,057	(26)	1,525	(630)	4,950	(113)	4,837
Taxation	(694)	(741)	8	(176)	25	(1,578)	113	(1,465)
Profit (loss) for the period	**1,331**	**1,317**	**(19)**	**1,349**	**(605)**	**3,372**	**-**	**3,372**
Equity shareholders	1,331	1,285	(19)	1,302	(595)	3,304	-	3,304
Non-controlling interests	-	32	-	47	(11)	68	-	68
Operating profit (loss)	2,033	2,046	(37)	1,501	(552)	4,990	(335)	4,655
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	4	-	5	-	5
Intercompany transactions	-	80	9	4	(92)	-	-	-
Special items	39	66	(1)	(1)	64	167	-	167
Share of associates' EBIT	-	-	-	(58)	(12)	(70)	335	265
EBIT	**2,072**	**2,191**	**(30)**	**1,451**	**(592)**	**5,092**	**-**	**5,092**
Amortisation of assets	601	391	62	317	21	1,392	(14)	1,378
Share of associates' amortisation	-	-	-	-	-	-	14	14
EBITDA	**2,673**	**2,582**	**32**	**1,768**	**(570)**	**6,485**	**-**	**6,485**
Profit (loss) attributable to equity shareholders	1,331	1,285	(19)	1,302	(595)	3,304	-	3,304
Special items	39	66	(1)	(1)	64	167	-	167
Share of associates' special items	-	-	-	-	2	2	-	2
Taxation on items above	(14)	(1)	-	1	-	(14)	-	(14)
Headline earnings (loss)	**1,355**	**1,350**	**(19)**	**1,302**	**(529)**	**3,458**	**-**	**3,458**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	4	-	5	-	5
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(88)	(88)	-	(88)
Fair value loss on mandatory convertible bonds	-	-	-	-	(66)	(66)	-	(66)
Adjusted headline earnings (loss)	**1,355**	**1,350**	**(19)**	**1,306**	**(682)**	**3,310**	**-**	**3,310**
Ore reserve development capital	505	90	35	123	-	752	-	752
Stay-in-business capital	311	477	17	283	73	1,163	(13)	1,149
Project capital	187	155	176	489	-	1,007	(129)	878
Total capital expenditure	**1,004**	**722**	**227**	**895**	**74**	**2,922**	**(143)**	**2,780**

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED DECEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	292	-	-	-	292
Mined	- 000 tonnes	1,427	422	261	466	2,576
Milled / Treated	- 000 tonnes	1,673	420	158	489	2,739
Yield	- g/t	7.88	4.84	5.47	6.44	7.02
Gold produced	- kg	13,190	2,030	862	3,149	19,232
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,709	49	-	-	2,758
Yield	- g/t	0.59	0.60	-	34.29	0.59
Gold produced	- kg	1,611	29	-	-	1,640
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	13,699	1,354	-	15,053
Mined	- 000 tonnes	-	30,886	3,795	7,712	42,392
Treated	- 000 tonnes	-	5,942	744	259	6,945
Stripping ratio	- ratio	-	4.07	5.12	25.80	5.05
Yield	- g/t	-	1.56	3.11	5.63	1.88
Gold produced	- kg	-	9,291	2,313	1,459	13,063
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,384	-	16,110	17,494
Placed	- 000 tonnes	-	308	-	5,088	5,396
Stripping ratio	- ratio	-	5.55	-	2.19	2.33
Yield	- g/t	-	0.97	-	0.40	0.43
Gold placed	- kg	-	298	-	2,019	2,317
Gold produced	- kg	-	272	-	1,496	1,768
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	189	345	2,093	618	289
TOTAL						
Subsidiaries' gold produced	- kg	14,801	9,723	3,175	6,105	33,803
Joint ventures' gold produced	- kg	-	1,900	-	-	1,900
Attributable gold produced	- kg	14,801	11,623	3,175	6,105	35,703
Minority gold produced	- kg	-	388	-	722	1,110
Subsidiaries' gold sold	- kg	14,805	9,712	3,263	6,143	33,924
Joint ventures' gold sold	- kg	-	1,976	-	-	1,976
Attributable gold sold	- kg	14,805	11,688	3,263	6,143	35,900
Minority gold sold	- kg	-	381	-	756	1,136
Spot price	- R/kg	303,106	303,106	303,106	303,106	303,106
Price received	- R/kg sold	81,074	128,171	60,117	111,273	99,671
Price received excluding hedge buy-back costs	- R/kg sold	303,857	302,768	302,843	304,114	303,454
Total cash costs	- R/kg produced	136,217	174,621	197,828	102,746	148,474
Total production costs	- R/kg produced	192,292	220,079	219,476	176,022	201,465

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED DECEMBER 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	4,499	3,654	988	2,073	-	11,214	(600)	10,614
Cash costs	(2,186)	(2,098)	(629)	(973)	36	(5,850)	363	(5,487)
By-products revenue	169	9	1	144	(2)	323	(1)	321
Total cash costs	(2,016)	(2,088)	(628)	(829)	34	(5,527)	361	(5,166)
Retrenchment costs	(50)	(5)	-	(10)	-	(65)	1	(64)
Rehabilitation and other non-cash costs	(150)	(204)	7	(218)	-	(564)	35	(529)
Amortisation of assets	(630)	(320)	(76)	(318)	(22)	(1,366)	18	(1,348)
Total production costs	(2,846)	(2,617)	(697)	(1,375)	13	(7,523)	416	(7,107)
Inventory change	(1)	(65)	(12)	166	-	88	5	92
Cost of sales	(2,847)	(2,683)	(709)	(1,209)	13	(7,435)	420	(7,016)
Adjusted gross profit (loss)	**1,652**	**971**	**279**	**863**	**13**	**3,778**	**(180)**	**3,598**
Hedge buy-back costs	(3,298)	(2,041)	(792)	(1,185)	-	(7,316)	-	(7,316)
Adjusted gross (loss) profit	**(1,647)**	**(1,069)**	**(513)**	**(321)**	**13**	**(3,537)**	**(180)**	**(3,718)**
Unrealised non-hedge derivatives and other commodity contracts	1,301	5,481	-	4	-	6,787	-	6,787
Gross (loss) profit	**(345)**	**4,412**	**(513)**	**(317)**	**13**	**3,250**	**(180)**	**3,069**
Corporate and other costs	(22)	(41)	(6)	(122)	(355)	(545)	-	(545)
Exploration	(9)	(87)	(91)	(75)	(80)	(342)	4	(338)
Intercompany transactions	-	(84)	-	(4)	88	-	-	-
Special items	(406)	(49)	19	244	(15)	(208)	-	(208)
Operating profit (loss)	**(782)**	**4,150**	**(591)**	**(275)**	**(349)**	**2,154**	**(176)**	**1,978**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(4)	(18)	(5)	11	(724)	(740)	-	(740)
Exchange gain (loss)	-	31	-	74	(7)	98	(5)	93
Share of equity accounted investments profit	-	-	-	(8)	(75)	(83)	146	63
Profit (loss) before taxation	(786)	4,163	(595)	(198)	(1,155)	1,429	(35)	1,394
Taxation	(355)	(275)	(82)	(192)	(9)	(913)	35	(878)
Profit (loss) for the period	**(1,141)**	**3,888**	**(678)**	**(390)**	**(1,164)**	**516**	**-**	**516**
Equity shareholders	(1,141)	3,858	(678)	(465)	(1,170)	404	-	404
Non-controlling interests	-	31	-	76	6	112	-	112
Operating profit (loss)	(782)	4,150	(591)	(275)	(349)	2,154	(176)	1,978
Unrealised non-hedge derivatives and other commodity contracts	(1,301)	(5,481)	-	(4)	-	(6,787)	-	(6,787)
Hedge buy-back costs	3,298	2,041	792	1,185	(5)	7,311	-	7,311
Intercompany transactions	-	84	-	4	(88)	-	-	-
Special items	460	11	-	(248)	5	228	-	228
Share of associates' EBIT	-	-	-	(8)	(4)	(12)	176	164
EBIT	**1,675**	**804**	**201**	**653**	**(441)**	**2,894**	**-**	**2,894**
Amortisation of assets	630	320	76	318	22	1,366	(18)	1,348
Share of associates' amortisation	-	-	-	-	-	-	18	18
EBITDA	**2,306**	**1,125**	**277**	**971**	**(419)**	**4,260**	**-**	**4,260**
Profit (loss) attributable to equity shareholders	(1,141)	3,858	(678)	(465)	(1,170)	404	-	404
Special items	460	11	-	(248)	5	228	-	228
Share of associates' special items	-	-	-	-	71	71	-	71
Taxation on items above	(138)	(5)	-	-	-	(143)	-	(143)
Headline earnings (loss)	**(819)**	**3,864**	**(678)**	**(713)**	**(1,093)**	**561**	**-**	**561**
Unrealised non-hedge derivatives and other commodity contracts	(1,301)	(5,481)	-	(4)	-	(6,787)	-	(6,787)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	461	-	-	-	-	461	-	461
Fair value adjustment on option component of convertible bonds	-	-	-	-	280	280	-	280
Fair value loss on mandatory convertible bonds	-	-	-	-	222	222	-	222
Hedge buy-back and related costs net of taxation	3,276	2,041	792	1,185	(5)	7,289	-	7,289
Adjusted headline earnings (loss)	**1,617**	**424**	**114**	**467**	**(596)**	**2,026**	**-**	**2,026**
Ore reserve development capital	453	61	20	109	-	644	-	644
Stay-in-business capital	390	527	31	290	25	1,264	(15)	1,248
Project capital	166	97	19	383	-	665	(88)	578
Total capital expenditure	**1,009**	**685**	**71**	**782**	**25**	**2,572**	**(102)**	**2,470**

(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS YEAR ENDED DECEMBER 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	1,018	-	-	-	1,018
Mined	- 000 tonnes	6,312	1,842	1,047	2,003	11,204
Milled / Treated	- 000 tonnes	5,711	1,977	1,084	2,066	10,838
Yield	- g/t	7.95	4.82	3.80	6.54	6.69
Gold produced	- kg	45,375	9,530	4,114	13,569	72,588
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	10,707	29	-	-	10,736
Yield	- g/t	0.48	6.62	-	-	0.49
Gold produced	- kg	5,114	193	-	-	5,307
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	53,537	2,100	-	55,637
Mined	- 000 tonnes	-	126,725	5,110	26,850	158,686
Treated	- 000 tonnes	-	23,118	2,470	930	26,518
Stripping ratio	- ratio	-	4.76	6.04	23.34	5.66
Yield	- g/t	-	1.65	1.44	5.72	1.77
Gold produced	- kg	-	38,200	3,544	5,323	47,068
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	6,796	-	64,291	71,087
Placed	- 000 tonnes	-	1,129	-	20,597	21,725
Stripping ratio	- ratio	-	7.84	-	2.25	2.46
Yield	- g/t	-	1.05	-	0.41	0.44
Gold placed	- kg	-	1,179	-	8,406	9,585
Gold produced	- kg	-	896	-	8,841	9,736
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	182	355	1,211	644	290
TOTAL						
Subsidiaries' gold produced	- kg	50,489	41,074	7,658	27,733	126,954
Joint ventures' gold produced	- kg	-	7,745	-	-	7,745
Attributable gold produced [1]	- kg	50,489	48,819	7,658	27,733	134,699
Minority gold produced	- kg	-	1,366	-	2,593	3,958
Subsidiaries' gold sold	- kg	50,483	40,692	7,720	27,320	126,215
Joint ventures' gold sold	- kg	-	7,757	-	-	7,757
Attributable gold sold [1]	- kg	50,483	48,449	7,720	27,320	133,972
Minority gold sold	- kg	-	1,427	-	2,450	3,877
Spot price	- R/kg	366,801	366,801	366,801	366,801	366,801
Price received	- R/kg sold	368,646	370,764	364,368	368,688	369,054
Total cash costs	- R/kg produced	161,550	179,273	329,239	124,334	170,129
Total production costs	- R/kg produced	211,500	233,210	372,099	180,136	222,811

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR ENDED DECEMBER 2011 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	18,610	18,486	2,797	10,816	-	50,709	(2,860)	47,849
Cash costs	(8,917)	(9,088)	(2,562)	(4,938)	269	(25,236)	1,617	(23,620)
By-products revenue	760	60	7	784	14	1,625	(7)	1,618
Total cash costs	(8,157)	(9,028)	(2,555)	(4,155)	283	(23,611)	1,609	(22,002)
Retrenchment costs	(65)	(21)	-	(23)	-	(109)	1	(108)
Rehabilitation and other non-cash costs	(23)	(1,045)	(38)	(710)	-	(1,815)	37	(1,778)
Amortisation of assets	(2,435)	(1,605)	(311)	(1,230)	(81)	(5,663)	63	(5,599)
Total production costs	(10,678)	(11,700)	(2,904)	(6,117)	201	(31,198)	1,711	(29,487)
Inventory change	2	10	5	719	-	735	7	742
Cost of sales	(10,676)	(11,690)	(2,900)	(5,398)	201	(30,463)	1,718	(28,745)
Adjusted gross profit (loss)	**7,934**	**6,796**	**(103)**	**5,418**	**201**	**20,246**	**(1,142)**	**19,104**
Unrealised non-hedge derivatives and other commodity contracts	-	2	-	(11)	-	(9)	-	(9)
Gross profit (loss)	**7,934**	**6,797**	**(103)**	**5,407**	**202**	**20,237**	**(1,142)**	**19,095**
Corporate and other costs	(81)	(66)	(20)	(310)	(1,727)	(2,205)	(6)	(2,212)
Exploration	(13)	(500)	(407)	(819)	(335)	(2,073)	34	(2,039)
Intercompany transactions	-	(377)	(34)	(15)	426	-	-	-
Special items	(150)	5,045	295	27	(3,915)	1,302	-	1,302
Operating profit (loss)	**7,690**	**10,899**	**(269)**	**4,289**	**(5,350)**	**17,260**	**(1,114)**	**16,146**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(37)	51	37	(34)	242	260	6	265
Exchange gain (loss)	-	(112)	(3)	58	37	(20)	36	18
Share of equity accounted investments profit (loss)	-	(88)	-	(151)	75	(164)	696	532
Profit (loss) before taxation	7,653	10,751	(234)	4,162	(4,996)	17,337	(376)	16,961
Taxation	(2,597)	(2,377)	46	(698)	(87)	(5,713)	376	(5,337)
Profit (loss) for the period	**5,056**	**8,374**	**(188)**	**3,464**	**(5,083)**	**11,624**	**-**	**11,624**
Equity shareholders	5,056	8,263	(188)	3,297	(5,147)	11,282	-	11,282
Non-controlling interests	-	111	-	167	63	342	-	342
Operating profit (loss)	7,690	10,899	(269)	4,289	(5,350)	17,260	(1,114)	16,146
Unrealised non-hedge derivatives and other commodity contracts	-	(2)	-	11	-	9	-	9
Intercompany transactions	-	377	34	15	(426)	-	-	-
Special items	176	(4,820)	(16)	(27)	3,873	(815)	-	(815)
Share of associates' EBIT	-	-	-	(151)	(41)	(192)	1,114	922
EBIT	**7,866**	**6,455**	**(251)**	**4,137**	**(1,942)**	**16,262**	**-**	**16,262**
Amortisation of assets	2,435	1,605	311	1,230	81	5,663	(63)	5,599
Share of associates' amortisation	-	-	-	-	-	-	63	63
EBITDA	**10,301**	**8,060**	**60**	**5,368**	**(1,861)**	**21,925**	**-**	**21,925**
Profit (loss) attributable to equity shareholders	5,056	8,263	(188)	3,297	(5,147)	11,282	-	11,282
Special items	176	(4,820)	(16)	(27)	3,873	(815)	-	(815)
Share of associates' special items	-	88	-	-	(120)	(33)	-	(33)
Taxation on items above	(81)	336	5	8	-	268	-	268
Headline earnings (loss)	**5,152**	**3,867**	**(199)**	**3,278**	**(1,394)**	**10,702**	**-**	**10,702**
Unrealised non-hedge derivatives and other commodity contracts	-	(2)	-	11	-	9	-	9
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(563)	(563)	-	(563)
Fair value loss on mandatory convertible bonds	-	-	-	-	(731)	(731)	-	(731)
Adjusted headline earnings (loss)	**5,152**	**3,865**	**(199)**	**3,289**	**(2,688)**	**9,418**	**-**	**9,418**
Ore reserve development capital	1,889	356	102	476	-	2,823	-	2,823
Stay-in-business capital	1,207	2,004	114	1,048	132	4,505	(85)	4,420
Project capital	822	741	543	1,825	-	3,931	(570)	3,361
Total capital expenditure	**3,919**	**3,101**	**759**	**3,348**	**132**	**11,259**	**(655)**	**10,604**

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS YEAR ENDED DECEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	1,225	-	-	-	1,225
Mined	- 000 tonnes	7,007	1,828	686	1,834	11,354
Milled / Treated	- 000 tonnes	6,862	1,803	518	1,910	11,092
Yield	- g/t	7.28	5.16	4.50	6.41	6.66
Gold produced	- kg	49,970	9,300	2,330	12,248	73,847
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	10,248	832	-	-	11,081
Yield	- g/t	0.54	0.66	-	34.29	0.55
Gold produced	- kg	5,558	548	-	-	6,106
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	49,678	5,183	-	54,861
Mined	- 000 tonnes	-	115,577	14,469	29,306	159,352
Treated	- 000 tonnes	-	21,889	3,099	1,040	26,028
Stripping ratio	- ratio	-	4.04	4.94	25.51	5.02
Yield	- g/t	-	1.58	3.22	5.83	1.95
Gold produced	- kg	-	34,676	9,983	6,057	50,716
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	4,960	-	62,234	67,194
Placed	- 000 tonnes	-	1,173	-	20,790	21,963
Stripping ratio	- ratio	-	6.50	-	2.03	2.17
Yield	- g/t	-	1.23	-	0.46	0.50
Gold placed	- kg	-	1,445	-	9,504	10,949
Gold produced	- kg	-	1,867	-	7,882	9,749
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	175	350	2,077	698	285
TOTAL						
Subsidiaries' gold produced	- kg	55,528	37,892	12,313	26,187	131,920
Joint ventures' gold produced	- kg	-	8,498	-	-	8,498
Attributable gold produced	- kg	55,528	46,390	12,313	26,187	140,418
Minority gold produced	- kg	-	1,499	-	2,897	4,396
Subsidiaries' gold sold	- kg	55,717	37,518	12,311	26,241	131,786
Joint ventures' gold sold	- kg	-	8,454	-	-	8,454
Attributable gold sold	- kg	55,717	45,972	12,311	26,241	140,240
Minority gold sold	- kg	-	1,480	-	2,961	4,441
Spot price	- R/kg	288,148	288,148	288,148	288,148	288,148
Price received	- R/kg sold	119,239	159,203	126,167	134,816	135,862
Price received excluding hedge buy-back costs	- R/kg sold	271,453	272,523	267,875	268,931	271,018
Total cash costs	- R/kg produced	140,077	166,693	230,777	101,296	149,577
Total production costs	- R/kg produced	189,319	202,674	250,322	143,788	190,889

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR ENDED DECEMBER 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	15,125	12,952	3,298	7,806	-	39,180	(2,420)	36,761
Cash costs	(8,133)	(7,990)	(2,847)	(3,841)	226	(22,585)	1,412	(21,173)
By-products revenue	355	31	6	532	16	940	(5)	935
Total cash costs	(7,778)	(7,959)	(2,841)	(3,309)	242	(21,645)	1,407	(20,238)
Retrenchment costs	(138)	(8)	-	(23)	-	(169)	4	(166)
Rehabilitation and other non-cash costs	(182)	(393)	7	(224)	-	(791)	34	(756)
Amortisation of assets	(2,415)	(1,287)	(248)	(1,086)	(71)	(5,106)	67	(5,040)
Total production costs	(10,512)	(9,646)	(3,082)	(4,642)	171	(27,712)	1,512	(26,200)
Inventory change	(31)	8	1	399	-	377	(11)	367
Cost of sales	(10,544)	(9,638)	(3,081)	(4,243)	171	(27,335)	1,501	(25,833)
Adjusted gross profit (loss) excluding hedge buy-back costs	4,580	3,314	217	3,563	171	11,845	(918)	10,927
Hedge buy-back costs	(8,481)	(5,210)	(1,745)	(3,519)	-	(18,954)	-	(18,954)
Adjusted gross profit (loss)	(3,900)	(1,896)	(1,528)	44	171	(7,109)	(918)	(8,027)
Unrealised non-hedge derivatives and other commodity contracts	7,080	6,115	75	2,621	-	15,891	-	15,891
Gross profit (loss)	3,180	4,219	(1,452)	2,664	171	8,782	(918)	7,864
Corporate and other costs	(72)	(77)	(14)	(273)	(1,300)	(1,737)	(1)	(1,738)
Exploration	(14)	(344)	(327)	(527)	(252)	(1,464)	18	(1,446)
Intercompany transactions	-	(270)	(8)	(14)	293	-	-	-
Special items	(586)	(229)	77	242	(391)	(886)	(8)	(894)
Operating profit (loss)	2,508	3,299	(1,725)	2,092	(1,479)	4,696	(910)	3,786
Net finance (costs) income, unwinding of obligations and fair value adjustments	(13)	(59)	(5)	24	(1,183)	(1,236)	1	(1,235)
Exchange gain (loss)	-	(50)	-	15	55	20	(2)	18
Share of equity accounted investments profit (loss)	-	-	-	(8)	(59)	(67)	534	467
Profit (loss) before taxation	2,495	3,190	(1,730)	2,123	(2,665)	3,413	(377)	3,036
Taxation	(342)	(1,108)	(54)	(816)	(76)	(2,396)	377	(2,018)
Profit (loss) for the period	2,153	2,083	(1,784)	1,307	(2,741)	1,018	-	1,018
Equity shareholders	2,153	1,981	(1,784)	1,084	(2,796)	637	-	637
Non-controlling interests	-	101	-	223	55	381	-	381
Operating profit (loss)	2,508	3,299	(1,725)	2,092	(1,479)	4,696	(910)	3,786
Unrealised non-hedge derivatives and other commodity contracts	(7,080)	(6,115)	(75)	(2,621)	-	(15,891)	-	(15,891)
Hedge buy-back costs	8,481	5,210	1,745	3,519	417	19,371	-	19,371
Intercompany transactions	-	270	8	14	(293)	-	-	-
Special items	697	91	(45)	(242)	19	519	8	527
Share of associates' EBIT	-	-	-	(8)	(24)	(33)	902	869
EBIT	4,606	2,755	(93)	2,754	(1,359)	8,663	-	8,663
Amortisation of assets	2,415	1,287	248	1,086	71	5,106	(67)	5,040
Share of associates' amortisation	-	-	-	-	-	-	67	67
EBITDA	7,021	4,042	155	3,841	(1,288)	13,769	-	13,769
Profit (loss) attributable to equity shareholders	2,153	1,981	(1,784)	1,084	(2,796)	637	-	637
Special items	697	91	(45)	(242)	19	519	8	527
Share of associates' special items	-	-	-	-	32	32	(8)	24
Taxation on items above	(193)	(27)	2	(8)	-	(226)	-	(226)
Headline earnings (loss)	2,657	2,045	(1,827)	833	(2,746)	962	-	962
Unrealised non-hedge derivatives and other commodity contracts	(7,080)	(6,115)	(75)	(2,621)	-	(15,891)	-	(15,891)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	2,353	-	23	-	-	2,376	-	2,376
Fair value adjustment on option component of convertible bond	-	-	-	-	(39)	(39)	-	(39)
Fair value loss on mandatory convertible bond	-	-	-	-	382	382	-	382
Hedge buy-back and related costs net of taxation	6,993	5,188	1,745	3,519	417	17,862	-	17,862
Adjusted headline earnings (loss)	4,923	1,118	(135)	1,731	(1,986)	5,652	-	5,652
Ore reserve development capital	1,806	259	114	391	-	2,570	-	2,570
Stay-in-business capital	881	987	97	729	49	2,744	(35)	2,709
Project capital	409	461	79	1,150	-	2,099	(271)	1,828
Total capital expenditure	3,096	1,708	290	2,270	49	7,413	(305)	7,108

(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

Notes

Shareholders' **notice board**

Shareholders' diary:

Financial year-end		31 December
Annual financial statements	posting on or about	31 March 2012
Annual general meeting	11:00 SA time	10 May 2012
Quarterly reports		Released on or about
– Quarter ended 31 March 2012		10 May 2012
– Quarter ended 30 June 2012		7 August 2012
– Quarter ended 30 September 2012		8 November 2012
– Quarter ended 31 December 2012		*14 February 2013

* Approximate dates.

Dividends:

Dividend Number	Declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
2011 Final – number 112	14 February 2012	2 March 2012	9 March 2012	26 March 2012
2012 Q1 Interim – number 113*	*8 May 2012	*25 May 2012	*1 June 2012	*18 June 2012
2012 Q2 Interim – number 114*	*3 August 2012	*24 August 2012	*31 August 2012	*17 September 2012
2012 Q3 Interim – number 115*	*6 November 2012	*23 November 2012	*30 November 2012	*17 December 2012

* Proposed, subject to board approval.

Dividend policy: Dividends are proposed, and approved by the board of directors of AngloGold Ashanti, based on the financial results for the quarter. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bonds and other debt facilities and other factors.

Withholding tax: On 1 April 2012, a 10% withholding tax on dividends and other distributions payable to shareholders will come into effect. This withholding tax, which was announced by the South African Government on 21 February 2007, replaces the Secondary Tax on Companies. Although this may reduce the tax payable by the South African operations of the group, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

Annual general meeting: Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting to be held on 10 May 2012 in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Voting rights: The South African Companies Act 71 of 2008 (as amended) provides that if voting is by a show of hands, any person present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to. If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Options granted in terms of the share incentive scheme do not carry rights to vote.

Change of details: Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Annual reports: Should you wish to receive a printed copy of our 2011 integrated report or any other report from our 2011 suite of reports, please request same from the contact persons listed at the end of this report or on the company's website.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD

JSE Sponsor: UBS

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *§ (Chief Financial Officer)

Non-Executive
T T Mboweni ^ (Chairman)
F B Arisman #
R Gasant ^
Ms N P January-Bardill ^
W A Nairn ^
Prof L W Nkuhlu ^
F Ohene-Kena +
S M Pityana ^
R J Ruston ~ (effective 1 January 2012)

* British	# American
~ Australian	^ South African
+ Ghanaian	§ Indian

Officers
Company Secretary: Ms L Eatwell

Investor Relations Contacts
South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

Global BuyDIRECT^{SM}
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 15, 2012

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary